Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

CALIFORNIA MICRO DEVICES CORPORATION

at

$4.70 Net Per Share

by

PAC-10 ACQUISITION CORPORATION

an indirect, wholly-owned subsidiary of

ON SEMICONDUCTOR CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON TUESDAY, JANUARY 26, 2010, UNLESS THE OFFER IS EXTENDED.

PAC-10 Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON”), is offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of California Micro Devices Corporation, a Delaware corporation (the “Company”), at a purchase price of $4.70 per Share (such price, or any higher per Share price paid in the Offer, the “Per Share Amount”), net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 14, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among ON, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and an indirect, wholly-owned subsidiary of ON. Each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held in the treasury of the Company and Shares owned by ON or the Purchaser or direct or indirect wholly-owned subsidiaries of ON or the Company, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive an amount in cash equal to $4.70 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable, agreed upon antitrust, competition or merger control laws, (iii) the absence of a Burdensome Condition (as described below) being imposed in connection with obtaining any approvals or terminations described in clause (ii) of this paragraph, and (iv) the representations and warranties of the Company contained in the Merger Agreement (other than Sections 3.2 and 3.3 of the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect, and (v) the representations and warranties of the Company contained in Sections 3.2 and 3.3 of the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), other than immaterial statements or omissions (as defined in Section 15 — “Conditions to the Offer”). The Minimum Condition requires that there has been validly tendered in the Offer and not properly withdrawn prior to the Expiration Date a number of Shares which, when taken together with the Shares, if any, then beneficially owned by ON, Purchaser or any of their direct and indirect wholly-owned subsidiaries, represents at least a majority of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined below)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before June 15, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof. See Section 15 — “Conditions of the Offer.” We have determined and agreed with the Company that neither the HSR Act, nor the antitrust, competition or merger control laws of other jurisdictions, will apply to the acquisition of Shares in the Offer or the Merger.

The Company has informed us that, as of December 14, 2009, there were (i) 23,073,189 Shares outstanding, (ii) a total of 25,000 restricted stock units settleable in Shares outstanding, and (iii) a total of 3,630,782 Shares issuable upon the exercise of outstanding options which vest on or before June 15, 2010. Based upon the foregoing, we believe the Minimum Condition would be satisfied if at least 13,364,486 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, assuming no additional Share issuances by the Company (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

The Company’s Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreements (as defined herein); and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

A summary of the principal terms of the Offer appears on pages S-i through S-x. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

December 28, 2009

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you must either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be found at http://www.sec.gov.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read this Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully and in their entirety. ON and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All issued and outstanding shares of Common Stock, par value $0.001 per share, of the Company.

Price Offered Per Share	$4.70 net to you in cash, without interest thereon and less any applicable withholding or stock transfer taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, on January 26, 2010, unless the Offer is extended. As used in this summary term sheet, “Expiration Date” means the latest time and date on which the Offer, as it may be extended by the Purchaser, expires. See Section 1 — “Terms of the Offer.”

Purchaser	PAC-10 Acquisition Corporation, an indirect, wholly-owned subsidiary of ON.

Who is offering to buy my Shares?

We are PAC-10 Acquisition Corporation, a Delaware corporation formed for the purpose of making the Offer. We are an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation. ON is a global supplier of power, analog, digital signal processing, mixed signal, advanced logic, data management semiconductors, memory and standard component devices. ON designs, manufactures and markets an extensive portfolio of semiconductor components that address the design needs of sophisticated electronic systems and products.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to PAC-10 Acquisition Corporation and, where appropriate, to ON Semiconductor Corporation. We use the term “ON” to refer to ON Semiconductor Corporation alone, or where appropriate, to ON and its subsidiaries other than PAC-10 Acquisition Corporation, the term “the Purchaser” to refer to PAC-10 Acquisition Corporation alone, and the terms “California Micro Devices” or “the Company” to refer to California Micro Devices Corporation.

See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning ON and the Purchaser.”

What is the class and amount of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, of the Company (“Shares”) on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of the Common Stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

S-i

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $4.70 per Share net to you, in cash, without interest thereon and less any applicable withholding or stock transfer taxes. We refer to this amount or any higher per share price paid in the Offer as the “Per Share Amount.” If you are the record owner of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Purchaser, ON and the Company have entered into an Agreement and Plan of Merger dated as of December 14, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into the Company with the Company continuing as the surviving corporation and an indirect, wholly-owned subsidiary of ON (the “Merger”).

See Section 11 — “The Transaction Agreements — The Merger Agreement” and Section 15 — “Conditions of the Offer.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $111.5 million to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. ON will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and provide funding for the Merger out of cash on hand. The consummation of the Offer is not subject to any financing condition.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

as described above, we, through our parent company, ON, will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire any remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

S-ii

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on January 26, 2010 to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide (or the Company requests that we provide) a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so (and will do so if the Company so requests).

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, unless the Merger Agreement is terminated in accordance with its terms, we:

(i) will extend the expiration date from time to time if (A) any of the conditions to our obligation to purchase Shares set forth in Section 15 — “Conditions to the Offer” is not satisfied (or, in accordance with the Merger Agreement, waived by ON or Purchaser) on or before the expiration date; or (B) if any applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or the staff of the SEC (the “SEC Staff”) thereof applicable to the Offer requires such extension;

(ii) will extend the expiration date pursuant clause (i) immediately above for consecutive periods of up to ten business days each (or for such period as may be required by any applicable law, rule, regulation, interpretation or position); provided, however, that Purchaser shall not be required to extend the Offer beyond March 29, 2010 (the “Outside Date”); and

(iii) will extend the expiration date for any period required by the rules and regulations of the SEC or the NASDAQ Stock Market (the “NASDAQ Stock Market”) applicable to the Offer, including in connection with an increase in the Per Share Amount.

However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

In addition, we have agreed in the Merger Agreement that, if the Shares we acquire in the Offer (together with Shares owned of record by ON, us and our direct and indirect subsidiaries and Shares that may be purchased by ON through the exercise of the Top-Up Option described below) represent less than 90% of the then outstanding Shares, we may, without the consent of the Company (and, if requested by the Company shall), subject to the terms and conditions of the Merger Agreement and the satisfaction or waiver of the conditions to the Offer, extend the Offer for a subsequent offering period of up for three to 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

S-iii

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform ComputerShare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of that fact and will issue a press release announcing the extension of the Offer or the subsequent offering period not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What is the “Top-Up Option” and when could it be exercised?

Under the Merger Agreement, if we do not own at least one share more than 90% of the total outstanding Shares after our acceptance of and deposit of payment for Shares pursuant to the Offer (or, if applicable, any subsequent offering period), we have the option, subject to certain limitations, to purchase from the Company up to that number of newly issued Shares sufficient to cause us (including any of our subsidiaries) to own, immediately after the exercise of such option and the issuance of such Shares, one share more than 90% of the total outstanding Shares at a price per Share equal to the Per Share Amount to enable us to effect the Merger as a short-form merger without a vote or any further action by the stockholders of the Company. We refer to this option as the “Top-Up Option” and to the Shares we may purchase under the Top-Up Option as the “Top-Up Option Shares.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

the satisfaction of the Minimum Condition which requires that there has been validly tendered and not properly withdrawn on or prior to the expiration date a number of Shares which, when taken together with the Shares, if any, beneficially owned by ON, the Purchaser or any of their affiliates, represents at least a majority of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option Shares) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights of the Company; provided, that only such outstanding options that vest on or before June 15, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof);

•

the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the HSR Act and any other applicable, agreed upon antitrust, competition or merger control laws;

•

the absences of a Burdensome Condition (as defined in Section 15 — “Conditions to the Offer”) being imposed in connection with obtaining any approvals or terminations described in the immediately preceding bullet point;

•

the representations and warranties of the Company contained in the Merger Agreement (other than Sections 3.2 and 3.3 of the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect; and

•

the representations and warranties of the Company contained in Sections 3.2 and 3.3 of the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), other than immaterial statements or omissions (as defined in Section 15 — “Conditions to the Offer”).

S-iv

We have determined and agreed with the Company that neither the HSR Act, nor the antitrust, competition or merger control laws of other jurisdictions, will apply to the acquisition of Shares in the Offer or the Merger.

The Offer also is subject to other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions prior to the expiration date, but we cannot, without the Company’s consent, (i) waive satisfaction of the Minimum Condition; (ii) waive any condition relating to a waiting period applicable to the Offer or the Merger under the HSR Act or any other antitrust, competition or merger control laws or related legal requirements if any such waiver would be reasonably likely to result in personal liability to any director, officer, or employee of any party to the Merger Agreement; (iii) decrease the Per Share Amount or change the form of consideration payable in the Offer; (iv) decrease the maximum number of Shares sought to be purchased in the Offer; (v) impose additional conditions to the Offer; or (vi) amend the conditions to the Offer set forth in Section 15 — “Conditions to the Offer” in any manner adverse to the holders of Shares There is no financing condition to the Offer.

See Section 15 — “Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the record holder (i.e., a stock certificate has been issued to you), you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the expiration date of the Offer. In addition, if we have not accepted your Shares for payment by February 25, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

S-v

What does the Company’s Board of Directors think of the Offer?

The Company’s Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreements (as defined herein); and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

A more complete description of the reasons of the Company’s Board of Directors’ approval and recommendation of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

Are there any employment arrangements between ON and the Company’s executive officers or other key employees under which the Company’s executive officers or other key employees will be entitled to receive compensation?

There are no employment arrangements directly between ON and the Company’s executive officers or other key employees under which the Company’s executive officers or other key employees will be entitled to received compensation. Under the Merger Agreement and for a period of one year following the Merger, ON has agreed to provide or cause to be provided to each continuing employee of the Company who is not a participant in the Company’s executive severance plan severance benefits that are equal to the severance benefits that would have been provided by the Company. ON has also agreed in the Merger Agreement to assume and honor in accordance with their terms the Company’s executive severance plan and related supplemental employment terms agreements for executive officers of the Company.

See Section 11 — “The Transaction Agreements — Employment Arrangements.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. Certain executive officers, directors and principal stockholders of the Company have entered into tender and voting agreements with ON and us pursuant to which, among other things, those stockholders have agreed to tender the Shares beneficially owned by them in the Offer and to vote such shares in favor of the Merger. Based on information provided by these executive officers, directors and principal stockholders, an aggregate of 2,301,762 Shares, representing approximately 9% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of December 14, 2010, will be tendered by such stockholders in the Offer. The covenants and agreements to tender and vote Shares pursuant to the tender and voting agreements will terminate upon the earlier of (i) the termination of the Offer prior to the date upon which ON accepts for payment and pays for all Shares validly tendered and not properly withdrawn pursuant to the Offer (the date of acceptance for payment, the “Acceptance Date”), (ii) the termination of the Merger Agreement or (iii) the Effective Time.

See Section 11 — “The Transaction Agreements — Tender Agreements.”

If at least a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. Following the purchase of the Shares in the Offer, we expect to consummate the Merger. If we purchase at least a majority of the Shares in the Offer, we will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of the Company’s stockholders without the affirmative vote of any other

S-vi

Company stockholder. If the Merger takes place, the Company will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Company’s Common Stock will no longer be eligible to be traded through the NASDAQ Stock Market or other securities exchanges, there may not be an active public trading market for the Shares, and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If we successfully complete the Offer, what will happen to the Company’s board of directors?

If we purchase at least a majority of the Shares in the Offer, under the Merger Agreement ON will become entitled to designate a proportional number of the members of the Company’s board of directors, subject, until the Effective Time, to the continued service of at least three independent directors for purposes of meeting the continued listing requirements of the NASDAQ Stock Market. In such case, promptly following a request from ON, the Company must use reasonable best efforts to cause ON designees to be elected or appointed to the Company’s board of directors in such number as is proportionate to the Purchaser’s Share ownership (i.e., a number that constitutes at least a majority of the directors), including seeking and accepting resignations of incumbent directors.

After the election or appointment of the directors designated by ON to the Company’s board of directors and prior to the Effective Time, under the terms of the Merger Agreement, the affirmative vote of a majority of the independent directors of the Company’s board is required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) amend any organizational documents of the Company and its subsidiaries; (iii) extend the time for performance of ON’s or the Purchaser’s obligations or other acts under the Merger Agreement; (iv) exercise rights under the Merger Agreement by the Company; (v) waive any of the Company’s rights under the Merger Agreement, or (vi) take any action adversely affecting the rights o the stockholders of the Company (other than ON or Purchaser).

See Section 11 — “The Transaction Agreements — The Merger Agreement — Board of Directors.”

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

Yes. If the Offer is consummated and the other conditions to the Merger, including the vote of the stockholders (if required by applicable law) are satisfied or waived, the Purchaser will merge with and into the Company and all then outstanding Shares (other than those held in the treasury of or reserved for issuance by the Company and those held by ON or the Purchaser or direct or indirect wholly-owned subsidiaries of ON or the Company or by stockholders who validly exercise appraisal rights (as described below)) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. If we purchase at least a majority of the total outstanding Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Furthermore, if pursuant to the Offer or otherwise (including by exercise of the Top-Up Option, as described above) we own at least 90% of the total outstanding Shares, we will be able to, and as promptly as practicable will, effect the Merger as a short-form merger in accordance with Delaware law without any further action by the other remaining stockholders of the Company.

See the “Introduction” to this Offer to Purchase and Section 11 — “The Transaction Agreements — The Merger Agreement.”

S-vii

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, the Company’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger if you do not vote in favor of the Merger, subject to and in accordance with Delaware law. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On December 11, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the closing price of the Shares on the NASDAQ Stock Market was $3.05 per Share. On December 23, 2009, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the NASDAQ Stock Market was $4.68 per Share. The Per Share Amount represents a premium of approximately 54.1% over the closing price of the Shares on the NASDAQ Stock Market on December 11, 2009, the last full day of trading before the public announcement of the Offer and the Merger, a premium of approximately 55.6% over the average closing price of the Shares one month prior to such announcement and a premium of approximately 78.7% over the average closing price of the Shares for the one year period ended December 11, 2009.

We encourage you to obtain current market quotations for the Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, you will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law.

See Section 17 — “Appraisal Rights.”

What will happen to my Company options in the Offer and the Merger?’

Each option to purchase Shares that was granted under the Company’s equity based compensation plans (collectively, the “Company Options”) that remains outstanding and unexercised immediately prior to the Effective Time will be converted at the Effective Time into an option representing the right to acquire, on the same terms and conditions as were applicable under such Company Option (it being understood that, with respect to any such Company Options containing “double trigger” acceleration provisions, the consummation of the Merger will constitute the first such trigger thereunder), the number of shares of ON common stock, par value $0.01 per share (“ON Common Stock”) (rounded down to the nearest whole share) determined by multiplying

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the number of Shares subject to such Company Option immediately prior to the Effective Time by the Option Exchange Ratio, at an exercise price per share of ON Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Share purchasable pursuant to such Company Option divided by (B) the Option Exchange Ratio. The Option Exchange Ratio is defined as a fraction, the numerator of which is the Per Share Amount and the denominator of which is the average closing price per share of ON Common Stock on the NASDAQ Stock Market on the five trading days immediately preceding the date on which the Effective Time occurs.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

Can holders of vested Company Options participate in the Offer?

The Offer is only for Shares and not for any Company Options to acquire Shares. As described above, each outstanding Company Option will be converted at the Effective Time into an option representing the right to acquire, on the same terms and conditions as were applicable under such Company Option, the number of shares of ON Common Stock (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such Company Option immediately prior to the Effective Time by the Option Exchange Ratio, at an exercise price per share of ON Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Share purchasable pursuant to such Company Option divided by (B) the Option Exchange Ratio.

If you hold vested but unexercised Company Options and you wish to participate in the Offer, you must exercise your Company Options in accordance with their terms and tender the Shares received upon the exercise in accordance with the terms of the Offer.

What will happen to the Company’s stock purchase plan in the Offer and the Merger?

With respect to the Company’s 1995 Employee Stock Purchase Plan (the “ESPP”), the Company has agreed to take all action necessary to ensure that (i) participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement; (ii) no offering or purchase period shall be commenced after the date of the Merger Agreement; (iii) each participant’s rights to purchase shares under the ESPP shall terminate no later than the third business day immediately prior to the date on which the Effective Time occurs; provided that all amounts allocated to each participant’s account under the ESPP as of such date shall thereupon be used to purchase from the Company whole Shares at the applicable price determined under the terms of the ESPP for the then outstanding offering periods using such date as the final purchase date for each such offering period; and (iv) the ESPP shall terminate immediately following such termination.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

What will happen to my Company restricted stock units in the Offer and the Merger?

Immediately prior to the consummation of the Offer on the Acceptance Date, by virtue of the Offer being consummated and without any action on the part of the holder of any restricted stock unit (“RSU”) of the Company, each RSU outstanding immediately prior to the Acceptance Date will become fully vested (except that with respect to any RSU which by the terms of the award agreement pursuant to which it was granted provides for a lesser percentage of such RSU to become vested upon the consummation of the Offer, such RSU shall only become vested as to such lesser percentage), and then shall be deemed settled and terminated at the Acceptance Date, and the shares issued upon such settlement shall be deemed tendered in the Offer pursuant to the Tender Agreements, as applicable, and the holder of such vested RSU shall be entitled to receive the Per Share Amount for each Share into which the vested portion of the RSU would otherwise be convertible.

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See Section 11 — “The Transaction Agreements — The Merger Agreement.”

What are the material United States federal income tax consequences of tendering Shares?

If you are a U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. In general, if you are a U.S. Holder, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. If you are a Non-U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger will generally not be a taxable transaction for U.S. federal income tax purposes. You are urged to consult with a tax advisor to determine your particular tax consequences. See Section 5 — “Material United States Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax considerations relevant to the Offer and the Merger.

Whom should I call if I have questions about the Offer?

You may call Georgeson, the information agent (the “Information Agent”) for our tender offer, at the telephone numbers set forth on the back cover of this Offer to Purchase for additional information.

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To the Holders of Shares of

Common Stock of California Micro Devices Corporation:

INTRODUCTION

We, PAC-10 Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON”), are offering to purchase for cash all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), at a price of $4.70 per Share (such price, or any higher price per Share paid pursuant to the Offer, the “Per Share Amount”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of December 14, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among ON, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer and also provides that, following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and an indirect, wholly-owned subsidiary of ON. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of or reserved for issuance by the Company and Shares owned by ON or the Purchaser or direct or indirect wholly-owned subsidiaries of ON or the Company, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be converted in the Merger into the right to receive an amount in cash equal to the Per Share Amount, without interest thereon and less any applicable withholding or stock transfer taxes.

In connection with the Merger Agreement, ON and the Purchaser have entered into Tender and Voting Agreements (the “Tender Agreements”) with certain executive officers, directors and principal stockholders of the Company (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares to the Purchaser in the Offer and to vote such Shares in favor of adoption of the Merger Agreement and the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 2,301,765 Shares, representing approximately 9% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of December 14, 2009, will be tendered by the Tendering Stockholders in the Offer. The covenants and agreements to tender and vote Shares pursuant to the Tender Agreements will terminate upon the earlier of (i) the termination of the Offer prior to the Acceptance Date, (ii) the termination of the Merger Agreement or (iii) the Effective Time.

The Merger Agreement and the Tender Agreements are more fully described in Section 11 — “The Transaction Agreements,” which also contains a discussion of the treatment of stock options and other the Company equity awards.

Tendering stockholders who are record owners of their Shares (i.e. a stock certificate has been issued to such tendering stockholder) and who tender directly to ComputerShare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company’s Board of Directors, among other things, has unanimously (by all directors present) (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the

Merger Agreement are fair to and in the best interests of the Company and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreements; and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things (i) the satisfaction of the Minimum Condition which requires that there has been validly tendered and not properly withdrawn on or prior to the expiration date a number of Shares which, when taken together with the Shares, if any, beneficially owned by ON, the Purchaser or any of their affiliates, represents at least a majority of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option Shares) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights of the Company of the Company; provided, that only such outstanding options that vest on or before June 15, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof); (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the HSR Act, and any other applicable, agreed upon antitrust, competition or merger control laws; (iii) a Burdensome Condition (as defined in Section 15 — “Conditions to the Offer”) shall not have been imposed in connection with obtaining any approvals or terminations described in the immediately preceding clause (ii); (iv) the representations and warranties of the Company contained in the Merger Agreement (other than Sections 3.2 and 3.3 of the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect, and (v) the representations and warranties of the Company contained in Sections 3.2 and 3.3 of the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), other than immaterial statements or omissions (as defined in Section 15 — “Conditions to the Offer”). We have determined and agreed with the Company that neither the HSR Act, nor the antitrust, competition or merger control laws of other jurisdictions, will apply to the acquisition of Shares in the Offer or the Merger.

The Company has informed us that, as of December 14, 2009, there were (i) 23,073,189 Shares outstanding, (ii) a total of 25,000 restricted stock units settleable in Shares outstanding, and (iii) a total of 3,360,782 Shares issuable upon the exercise of outstanding options which vest on or before June 15, 2010. Based upon the foregoing, we believe the Minimum Condition would be satisfied if at least 13,364,486 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, assuming no additional Share issuances by the Company (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of the Company, if required by Delaware law. Pursuant to the Company’s Certificate of Incorporation, the affirmative vote of at least a majority of the outstanding Shares is the only vote of any class or series of the Company’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of the Company’s stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, pursuant to the “short-form” merger provisions of the General Corporation Law of the State of Delaware (the “DGCL”), without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer and the acceptance of Shares for payment, the expiration of any subsequent offering period, the purchase, if applicable, of the Top-Up Option Shares (as described below) and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, ON or any direct or indirect subsidiary of ON, taken together, owns at least 90% of the total outstanding Shares, ON and the Company are required to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of the holders of Shares, as a short-form merger in accordance with Section 253 of the DGCL. In order to facilitate a short-form merger following the completion of the Offer, the Company has granted to ON and the Purchaser an option (the “Top-Up Option”) to purchase from the Company, at a price per Share equal to the Per Share Amount, up to that number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by ON or the Purchaser at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares). The Top-Up Option is exercisable only once and only after the purchase of or acceptance for payment for Shares pursuant to the Offer (or, if applicable, any subsequent offering period) by ON or Purchaser as a result of which ON and Purchaser own beneficially at least a majority of the outstanding Shares, assuming the exercise, conversion or exchange of all Options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that the Company is obligated to issue thereunder (but excluding any Shares underlying Company Options that are not vested and exercisable and will not become vested and exercisable on or before June 15, 2010).

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of the Company. According to the Company, as of the close of business on December 14, 2009, there were (i) 23,073,189 Shares issued and outstanding, (ii) a total of 25,000 restricted stock units settleable in Shares outstanding, and (iii) a total of 5,233,784 Shares subject to and reserved for issuance upon exercise of outstanding Company options granted under the 1995 Employee Stock Option Plan and sub-plan of the 1995 Employee Stock Option Plan for employees and consultants of the United Kingdom, the 1995 Non-Employee Directors Plan and the 2004 Omnibus Incentive Compensation Plan.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on January 26, 2010, unless we extend the period during which the Offer is open in accordance with the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things (i) the satisfaction of the Minimum Condition which requires that there has been validly tendered and not properly withdrawn on or prior to the Expiration Date a number of Shares which, when taken together with the Shares, if any, beneficially owned by ON, the Purchaser or any of their affiliates, represents at least a majority of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option Shares) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before June 15, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof); (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the HSR Act, and any other applicable, agreed upon antitrust, competition or merger control laws; (iii) a Burdensome Condition (as defined in Section 15 — “Conditions to the Offer”) shall not have been imposed in connection with obtaining any approvals or terminations described in the immediately preceding clause (ii); (iv) the representations and warranties of the Company contained in the Merger Agreement (other than Sections 3.2 and 3.3 of the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the Expiration Date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect, and (v) the representations and warranties of the Company contained in Sections 3.2 and 3.3 of the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the Expiration Date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), other than immaterial statements or omissions (as defined in Section 15 — “Conditions to the Offer”). We have determined and agreed with the Company that neither the HSR Act, nor the antitrust, competition or merger control laws of other jurisdictions, will apply to the acquisition of Shares in the Offer or the Merger.

The Merger Agreement provides that unless the Merger Agreement is terminated in accordance with its terms, we (i) will extend the Offer from time to time if (A) any condition to our obligation to purchase Shares set forth in Section 15 — “Conditions to the Offer” is not satisfied (or, in accordance with the Merger Agreement, waived by ON or Purchaser) on or before the Expiration Date; or (B) if any applicable law, rule, regulation, interpretation or position of the SEC or the SEC Staff applicable to the Offer requires such extension; (ii) will extend the Offer pursuant to the immediately preceding clause (i) for consecutive periods of up to ten business days each (or for such period as may be required by any applicable law, rule, regulation, interpretation or position); provided, however, that Purchaser shall not be required to extend the Offer beyond March 29, 2010 (the “Outside Date”); and (iii) will extend the Expiration Date for any period required by the rules and regulations of the SEC or the NASDAQ Stock Market applicable to the Offer, including in connection with an increase in the Per Share Amount. However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

We have agreed in the Merger Agreement that, without the Company’s consent, we will not (i) waive satisfaction of the Minimum Condition; (ii) waive any condition relating to the applicable waiting period applicable to the Offer or the Merger under the HSR Act or any other applicable antitrust, competition or merger control laws or related legal requirements if any such waiver would be reasonably likely to result in personal liability to any director, officer, or employee of any party to the Merger Agreement; (iii) decrease the Per Share Amount or change the form of consideration payable in the Offer; (iv) decrease the maximum number of Shares sought to be purchased in the Offer; (v) impose additional conditions to the Offer; or (vi) amend the conditions to the Offer set forth in Section 15 — “Conditions to the Offer” in a manner adverse to the holders of Shares There is no financing condition to the Offer.

Except as set forth in the prior paragraph above, and subject to the applicable rules and regulations of the SEC, ON expressly reserves the right from time to time, in its sole discretion, to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without the Company’s prior consent), increase the Per Share Amount or make any other changes in the terms or conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(l), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality, of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

The Merger Agreement provides that, if the Purchaser has accepted for payment validly tendered Shares in the Offering, but the Purchaser does not acquire a sufficient number of Shares to enable a “short-form” merger as described in Section 11 — “The Transaction Agreements — The Merger Agreement — Short-Form Merger Procedure” to occur, we may in our sole discretion (and will if requested by the Company) make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act. A Subsequent Offering Period would be an additional period of time of at least three business days and not more than20 business days following the Expiration Date, during which stockholders may tender Shares not tendered in the Offer and receive the same Per Share Amount paid in the Offer. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. We do not currently intend to provide a Subsequent Offering Period for the Offer, although we reserve the right to do so. If we elect to provide (or the Company requests that we provide) a Subsequent Offering Period, we will issue a press release to that effect no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. If we commence a Subsequent Offering Period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay acceptance for payment of Shares or delay payment for any Share regardless of whether such Shares were theretofore accepted for payment in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable laws regulating antitrust, competition or merger control laws, if applicable. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or

(ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

Notwithstanding any other provision of this Offer, payment to holders of Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties (subject to the decision of any court of competent jurisdiction). We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of ON, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding (subject to the decision of any court of competent jurisdiction).

Appointment. By executing the Letter of Transmittal and tendering certificates or completing the procedure for book-entry transfer, as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders for Shares purchased pursuant to the Offer, each such stockholder who is a U.S. person should provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal or otherwise establish an exemption. If a non-exempt stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payments to the stockholder pursuant to the Offer may be subject to backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 25, 2010. If purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during any Subsequent Offering Period.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding (subject to the decision of any court of competent jurisdiction). None of ON, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to beneficial owners of Shares who exchange their Shares for cash pursuant to the Offer or pursuant to the Merger. This summary is based on existing U.S. federal income tax authorities, which are subject to change or differing interpretations, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold Shares (each, a “Stockholder,” and collectively, “Stockholders”) as “capital assets” (generally for investment). In addition, this summary does not address tax considerations which may be applicable to a Stockholder’s particular circumstances or to (i) Stockholders that may be subject to special tax rules (e.g., financial institutions, mutual funds, insurance companies, broker-dealers, tax-exempt organizations and certain expatriates or former long-term residents of the United States) or (ii) Stockholders who acquired Shares in connection with stock option, stock purchase, stock appreciation right, restricted stock unit or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This discussion assumes that the Shares are not U.S. real property interests within the meaning of section 897 of the Code. In addition, this summary does not address any U.S. federal estate or gift tax consequences, nor any state, local or foreign tax consequences, of the Offer or the Merger.

BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a Stockholder that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state of the United States, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including for this purpose an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of the Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Effect of the Offer and Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Gain or loss must be calculated separately for each block of Shares (that is, Shares acquired at the same price per share in a single transaction). Any such gain or loss will be long-term capital gain or loss if the holding period for the Shares exceeds one year as of the date of the sale or other disposition pursuant to the Offer or Merger, as applicable. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate and short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at a rate of 28%. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, that the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding.

Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder may obtain a refund of any amounts withheld in excess of the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of any Share (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Effect of the Offer and Merger. The receipt of cash in exchange for Shares in the Offer or pursuant to the Merger by a Non-U.S. Holder generally will be exempt from U.S. federal income tax, unless:

(a) the gain, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, generally, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

(b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

If gain is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable U.S. income tax treaty. If the Non-U.S. Holder is a corporation, any such effectively connected gain received by the Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the Non-U.S. Holder is an individual described in (b) above, such holder will be subject to a 30% U.S. federal income tax on the gain derived from the sale or exchange of Shares (except as otherwise provided by any applicable U.S. income tax treaty), which may be offset by U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

Backup Withholding Tax and Information Reporting. In general, a Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if the Non-U.S. Holder certifieds the Non-U.S. Holder’s non-U.S. status on a property executed IRS Form W-8BEN (or a Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be credited against a Non-U.S. Holder’s U.S. federal income tax liability, and the Non U.S. Holder may obtain a refund of any amounts withheld in excess of its U.S. federal income tax liability provided that the Non-U.S. Holder furnishes the required information to the IRS in a timely manner.

6. Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market tier of the NASDAQ Stock Market (the “NASDAQ Stock Market”) under the symbol “CAMD.”

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the periods indicated, as reported on the NASDAQ Stock Market by published financial sources.

	High	Low
Year Ended March 31, 2008:
First Quarter	$5.24	$4.05
Second Quarter	$4.64	$3.62
Third Quarter	$4.80	$3.44
Fourth Quarter	$4.60	$2.91
Year Ended March 31, 2009:
First Quarter	$3.60	$2.85
Second Quarter	$3.24	$2.90
Third Quarter	$2.91	$1.48
Fourth Quarter	$2.43	$1.82
Year Ending March 31, 2010:
First Quarter	$3.10	$2.37
Second Quarter	$3.26	$2.52
Third Quarter (through December 11, 2009)	$3.21	$2.82

On December 11, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing price of the Shares on the NASDAQ Stock Market was $3.05 per Share. On December 23, 2009, the last full day of trading before the commencement of the Offer, the reported closing price of the Shares on the NASDAQ Stock Market was $4.68 per Share. The Per Share Amount represents a premium of approximately 54.1% over the closing price of the Shares on the NASDAQ Stock Market on December 11, 2009, the last full day of trading before the public announcement of the Offer and the Merger, a premium of approximately 55.6% over the average closing price of the Shares for the one month prior to such announcement and a premium of approximately 78.7% over the average closing price of the Shares for the one year period ended December 11, 2009. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended March 31, 2009 filed with the SEC, the Company did not pay dividends on the Shares in the 2009 and 2008 fiscal years and expects to continue that policy in the foreseeable future. Under the Merger Agreement, the Company is not permitted to declare, set aside or pay dividends with respect to the Shares without the prior written consent of ON.

7. Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue or incomplete in any material respect. However, we do not assume any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. California Micro Devices Corporation is a Delaware corporation with its principal offices located at 490 North McCarthy Boulevard, Suite 100, Milpitas, CA 95035. The telephone number for the Company is (408) 263-3214. According to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, the Company designs and sells application specific circuit protection devices and display electronics devices for high volume applications in the mobile handset, digital consumer electronics and personal computer markets, as well as application specific protection devices in the high brightness light emitting diodes market.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements filed with the SEC and distributed to the Company’s stockholders. Such information also will be available in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC. You may also obtain free copies of the documents filed with the SEC by the Company at the Company’s website at http://www.cmd.com.

Except as otherwise set forth herein, the information concerning the Company has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of the Company, Purchaser, or any of their respective affiliates or assigns, or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Summary Financial Information. Set forth below is certain summary financial information for the Company and its consolidated subsidiaries excerpted from the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Six months ended September 30,		Year ended March 31,
	2009	2008	2009	2008
	(In thousands, except per share amounts)
Operating Data:
Total revenues	$20,463	$30,443	$49,273	$59,217
Operating loss	(6,887)	(3,075)	(15,498)	(2,908)
Net loss	(6,926)	(2,883)	(15,162)	(1,414)
Basic loss income per share	(0.30)	(0.12)	(0.65)	(0.06)
Diluted loss income per share	(0.30)	(0.12)	(0.65)	(0.06)

	(In thousands)
Balance Sheet Data:
Total Assets	$55,364	$78,384	$59,913	$78,085
Total Liabilities	8,279	12,752	6,555	10,671
Total Equity	47,085	65,632	53,358	67,414

8. Certain Information Concerning ON and the Purchaser.

ON Semiconductor Corporation is a Delaware corporation. ON’s principal executive offices are located at 5005 E. McDowell Road, Phoenix, AZ 85008. The telephone number of ON’s principal executive offices is (602) 244-6600. ON is a global supplier of power, analog, digital signal processing, mixed signal, advanced logic, data management semiconductors, memory and standard component devices. ON designs, manufactures and markets an extensive portfolio of semiconductor components that address the design needs of sophisticated electronic systems and products. ON’s power management semiconductor components control, convert, protect and monitor the supply of power to the different elements within a wide variety of electronic devices. Its custom application specific integrated circuits use analog, digital signal processing, mixed-signal and advanced logic capabilities to act as the brain behind many of its automotive, medical, military, aerospace, consumer and industrial customers’ unique products. Its data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Its standard semiconductor components serve as “building block” components within virtually all electronic devices.

The Purchaser is a Delaware corporation and an indirect, wholly-owned subsidiary of ON. The Purchaser was organized by ON to acquire the Company and has not conducted any unrelated activities since its organization. The Purchaser’s principal executive offices are located at the same address as ON’s principal executive office listed above, and its telephone number at that address is the same telephone number as ON’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and ON are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Purchaser, ON or, to the best knowledge of the Purchaser and ON, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and in Schedule I hereto, none of ON, the Purchaser or, to the best knowledge of ON and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of ON or the Purchaser or any of the persons so listed (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has effected any transaction in the Shares during the past 60 days.

Except as set forth in this Offer to Purchase, none of ON, the Purchaser or any of their respective subsidiaries or, to the best knowledge of ON and the Purchaser, any of the persons listed on Schedule I hereto has had during the past two years any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of ON, the Purchaser or any of their respective subsidiaries or, to the best knowledge of ON and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two years.

Available Information. ON is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in Section 7 — “Certain Information Concerning the Company.”

9. Source and Amount of Funds.

The Purchaser estimates that it will need approximately $111.5 million to purchase all of the Shares pursuant to the Offer and the Merger on a fully-diluted equity value basis, plus any related transaction fees and expenses. ON will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and provide funding for Merger. The Offer is not conditioned upon ON’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. ON expects to obtain the necessary funds from cash on hand. ON does not anticipate a need for any alternative sources of financing for the Offer and the Merger.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and ON is not material to a decision by a holder of Shares whether to tender Shares in the Offer.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

From time to time, the ON Board of Directors has reviewed numerous strategic opportunities that would be earnings and cash flow accretive to ON and that would grow ON’s revenue and gross margin, expand ON’s analog and mixed signal capabilities, and increase the utilization of ON’s Gresham, Oregon wafer fabrication facility. As a result of increased competition and consolidation in the semiconductor industry, ON regularly reviews possible strategic actions, including acquisitions and combinations, and has discussions from time to time with various parties regarding such possible actions. For example, and as part of pursuing this strategic agenda, ON has, within the past two years, acquired AMIS Holdings, Inc., the parent company of AMI Semiconductor, Catalyst Semiconductor, Inc. and the voltage regulation and thermal monitoring products for computing applications business of Analog Devices, Inc.

As a result of its increased focus on strategic transactions as a way to create stockholder value, on August 1, 2007, the ON Board of Directors established a formal Mergers and Acquisition Committee (“M&A Committee”) to provide oversight in relation to ON management’s continuing review, evaluation, and negotiation of various proposed strategic acquisitions being reviewed and considered by ON. Subsequently, on August 13, 2008, in connection with the reconfiguration of certain of its standing committees, the ON Board of Directors formed a stand alone Executive Committee (“Executive Committee”), consisting of J. Daniel McCranie (Chair), Dr. Curtis Crawford, Mr. Phillip Hester and Mr. Keith Jackson, ON’s Chief Executive Officer and President, which has the specific purpose to exercise between regularly scheduled meetings of the Board all the delegable powers and authority of the Board, including the functions previously performed by the M&A Committee. The powers and authority of the Executive Committee are limited and includes restrictions on the ability of the Executive Committee to approve the final binding terms of any definitive merger or consolidation agreement.

Discussions regarding a transaction between ON and the Company began in January 2009, when ON approached the Company’s management about the potential for pursuing a strategic transaction and initial informal discussions were held. At this time, the Company informed ON that it would be holding its annual strategy meeting in March 2009 and that talks should be placed on hold pending such review. Later in March 2009, the companies determined to schedule further discussions for April 2009.

In mid-April 2009, ON’s management held several meetings with the Company’s management, during which ON expressed an interest in exchanging confidential due diligence information. On April 30, 2009, ON and the Company signed a mutual confidential disclosure agreement.

During the first two weeks of May 2009, representatives of ON met with representatives of GCA Savvian, ON’s financial advisor, to consult with GCA Savvian regarding the merits of a possible acquisition of the Company. GCA Savvian prepared a financial analysis of a potential acquisition, and representatives of ON and GCA Savvian met a number of times to review the potential combination of ON and the Company. In addition, during this period, ON’s management held further discussions with the Company’s management and the Company provided ON with financial and operational due diligence information regarding the Company.

On May 15, 2009, the ON Executive Committee, in consultation with Mr. Donald Colvin, ON’s Executive Vice President and Chief Financial Officer, and Mr. Sonny Cave, ON’s Senior Vice President, General Counsel, Chief Compliance and Ethics Officer and Secretary, met to discuss the potential acquisition of the Company. During the meeting, the Executive Committee unanimously approved ON management’s submission of a non-binding expression of interest and exclusivity agreement to the Company, pursuant to which ON offered to enter into exclusive negotiations to acquire the Company at a proposed price range of $4.20 to $5.00 per share.

On May 18, 2009, Mr. Robert Dickinson, the Company’s President and Chief Executive Officer, sent an email to Mr. Jackson expressing the Company’s belief that the per share price range proposed in ON’s letter was too low and too broad.

On May 22, 2009, Mr. Jackson responded in a letter to Mr. Dickinson, indicating that ON was open to discussing and evaluating additional information that might bear on valuation. During the week of May 25, 2009, ON’s management held discussions with the Company’s management about the expression of interest, including in particular the per share price range.

On June 11, 2009, ON’s management met with the Company’s management to review the business outlook for the Company. This meeting was followed by the exchange of additional information affecting valuation over the following several weeks.

On July 1, 2009, ON sent the Company a revised non-binding expression of interest in which ON increased the proposed price range to $4.60 to $5.10 per share. While both parties expressed a belief that there were potential merits to pursuing a transaction, the discussions did not lead, at that time, to a proposal for a transaction between the Company and ON, and, in early July 2009, the parties mutually determined to discontinue further discussions given that ON believed that the Company’s requested $5.50 per share was too high a valuation.

From July 2009 through October 2009, representatives of ON continued to monitor the Company’s publicly available financial information and business outlook. Toward the latter part of this period, the Company’s management re-opened informal discussions with ON about a potential strategic transaction.

On October 21, 2009, Mr. Dickinson contacted Mr. Jackson to explore ON’s interest in renewing discussions regarding a potential acquisition of the Company. After internal discussions regarding this request among ON management, Messrs Jackson and Dickinson scheduled a meeting for October 27, 2009.

Later on October 21, 2009, Mr. Ken Rizvi, ON’s Director of Corporate Development, Treasury and Investor Relations, contacted representatives of GCA Savvian and asked that GCA Savvian prepare an updated financial analysis of a potential acquisition of the Company in advance of the October 27, 2009 meeting.

On October 22, 2009, Mr. Colvin and Mr. Kevin Berry, the Company’s Chief Financial Officer, discussed the logistics and the agenda for the upcoming meeting. It was decided at that time that it was premature to have ON’s financial advisor attend and participate in the meeting.

On October 26, 2009, Mr. Colvin and Mr. Rizvi participated in a teleconference with representatives of GCA Savvian in which GCA Savvian’s updated financial analysis of the potential acquisition was discussed.

On October 27, 2009, representatives of ON and the Company met in Palo Alto, California to discuss a potential transaction. In attendance at the meeting from ON were Mr. Jackson, Mr. Colvin, and Mr. Rizvi. In attendance for the Company were Mr. Dickinson, Mr. Berry, and Mr. Kyle Baker, the Company’s Vice President, Marketing. The parties discussed the Company’s business, including its financial outlook and organizational structure. Following this meeting, the representatives of both companies decided to continue the dialogue with respect to a combination of the two companies and to discuss the possibility of allowing ON to perform further financial and legal due diligence on the Company.

On November 12, 2009, at a regularly scheduled meeting of the ON Board of Directors, Mr. Jackson and Mr. Colvin provided an update as to the current status of the Company’s business and the terms of a potential acquisition of the Company.

On November 19, 2009, Mr. Dickinson communicated to Mr. Jackson that the Company had received a non-binding expression of interest from another party and inquired if ON would be interested in submitting its own expression of interest. Mr. Jackson discussed this call with members of ON’s management, and it was decided a new expression of interest would be submitted to the Company by November 23, 2009.

Later on November 19, 2009, Mr. Rizvi contacted representatives of GCA Savvian to provide an update on the status of the proposed transaction and to request GCA Savvian’s assistance with the preparation of an expression of interest to be submitted to the Company based upon GCA Savvian’s most recent financial analysis of the proposed transaction.

On November 20, 2009, Mr. Rizvi contacted representatives of GCA Savvian to review GCA’s updated financial analysis of the potential acquisition and to discuss the terms of the proposed expression of interest. Also on November 20, 2009, Mr. Jackson sent an email to the members of the ON Executive Committee and members of ON management informing them of the Company’s inquiry as to whether ON would be interested in submitting an expression of interest and updating them on his conversation with Mr. Dickinson. Mr. Jackson also included for the Executive Committee’s review the proposed terms for the expression of interest. Subsequently, Mr. Jackson contacted Mr. Dickinson to inform him ON was interested in submitting a new expression of interest and the time table it had established for doing so.

On November 22, 2009, Mr. Jackson provided an update on the proposed transaction to ON’s Executive Committee and circulated the proposed expression of interest for review, which contemplated an all cash purchase of the outstanding shares of the Company at a price of $4.50 per share, to be structured as a tender offer followed by a back-end merger. This price was lower than the range previously submitted in July 2009 due to ON’s expectation that the mobile phone market would soften, resulting in a reduction in the semiconductor protection market for mobile phones, and ON’s analysis of the Company’s revenue trend and outlook.

On November 23, 2009, ON submitted its non-binding expression of interest to the Company in which it offered to acquire the Company at a price of $4.50 per share in cash.

On November 25, 2009, Mr. Jackson and Mr. Dickinson discussed the status of the Company’s process, and Mr. Dickinson informed Mr. Jackson that the Company Board had received two non-binding offers, containing similar terms, and that the Company would be shortly deciding which offer to pursue. Mr. Dickinson asked Mr. Jackson whether ON would be willing to increase its proposed purchase price per share.

On November 25 and 26, 2009, members of ON’s management and representatives of GCA Savvian participated in several teleconferences and exchanged various email communications to discuss the possibility of submitting a revised offer to the Company. In the course of the discussion the participants reviewed materials prepared by ON management and GCA Savvian regarding the potential acquisition of the Company.

On November 26, 2009, ON submitted a revised expression of interest to the Company in which ON increased the proposed purchase price to $4.70 per share in cash, subject to the Company agreeing to negotiate exclusively with ON until December 28, 2009.

On November 27, 2009, Mr. Dickinson informed Mr. Jackson that, following consideration of ON’s revised offer, the Company had determined that ON’s proposal was more favorable, and that the Company should enter into exclusivity with ON and proceed forward in negotiating a definitive agreement on the terms reflected in the non-binding expression of interest. The parties subsequently executed an exclusivity agreement pursuant to which the Company agreed to negotiate exclusively with ON until December 18, 2009.

On November 30, 2009, ON delivered to the Company an initial draft of the definitive agreement. From that date until the execution of the definitive agreement, ON and the Company and their representatives exchanged drafts of the definitive agreement and held extensive negotiations relating to its terms and conditions. Also on November 30, 2009, ON sent the Company an initial due diligence request list requesting various information and documents relating to the Company. From that date until the execution of the definitive agreement, representatives of ON, GCA Savvian, and DLA Piper LLP (US), ON’s outside counsel, conducted extensive due diligence on the Company covering a broad range of topics.

On December 2, 2009, Messrs. Jackson, Colvin and Rizvi of ON met in Palo Alto, California with Messrs. Dickinson, Berry and Baker of the Company, as well as Ms. Zareen Mohta, the Company’s Manager of Human Resources, Mr. Manuel Mere, the Company’s Vice President, Operations and Information Systems, Mr. Juergen Lutz, the Company’s Vice President, Engineering, and Mr. Daniel Hauck, the Company’s Vice President, Sales. Thereafter, until the execution of the definitive agreement, representatives of ON and the Company continued to discuss business issues related to the proposed transaction.

On December 4, 2009, ON delivered to the Company initial drafts of proposed tender and voting agreements, pursuant to which the directors and officers of the Company, as well as its second largest stockholder, would agree to tender their shares in the tender offer and, if necessary, vote in favor of the back-end merger. From that date until the execution of these agreements, representatives of ON and the Company exchanged drafts of these agreement and negotiated their terms and conditions.

On December 10, 2009, following the substantial completion of the definitive agreement and final agreement on all material terms and conditions, the ON Board of Directors convened a special meeting to consider the proposed transaction with the Company. This meeting was attended by members of ON senior management as well as representatives of DLA Piper and GCA Savvian. At the meeting, Mr. Jackson reviewed the terms of the transaction and detailed information on the strategic rationale for acquiring the Company, including expected synergies. Representatives of GCA Savvian discussed their analysis of the proposed transaction and also confirmed that, based on the draft definitive agreement, it was prepared to deliver to ON an opinion to the effect that, as of the date of its opinion, and subject to and based on the qualifications and assumptions set forth in its opinion, the consideration to be paid by ON in respect of each share of the Company’s common stock pursuant to the definitive agreement was fair from a financial point of view to ON. Representatives of DLA Piper reviewed the material terms of the definitive agreement and key due diligence issues relating to the Company, and advised the ON Board of Directors regarding its fiduciary duties with respect to its consideration of the proposed transaction with the Company. The ON Board of Directors discussed the various presentations and the terms of the transaction and authorized management to acquire the Company at a price of $4.70 per share and on the other terms set forth in the definitive agreement, subject to such further modifications as may be negotiated by ON senior management, and authorizing management to complete the transaction.

On December 13, 2009, representatives of ON and the Company finalized the definitive agreement and the schedules thereto. Also on December 13, 2009, GCA Savvian delivered to ON its oral opinion, which was subsequently confirmed in writing, to the effect that, as of the date of its opinion, and subject to and based on the qualifications and assumptions set forth in its opinion, the consideration to be paid by ON in respect of each share of the Company’s common stock pursuant to the definitive agreement was fair from a financial point of view to ON.

Effective December 14, 2009, ON and the Company executed the definitive agreement and, concurrently therewith, the Company’s directors, executive officers and largest stockholder executed and delivered the tender and voting agreements.

On December 14, 2009, ON and the Company issued a joint press release announcing the transaction and the execution of the definitive agreement.

11. The Transaction Agreements.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about ON, the Purchaser or the Company. Such information can be found elsewhere in this Offer to Purchase.

The Offer. The Merger Agreement provided for the commencement of the Offer no later than 10 business days after the date of the Merger Agreement, which was December 14, 2009. Subject to the applicable rules and regulations of the SEC, ON expressly reserves the right from time to time, except as set forth elsewhere in this Offer to Purchase, in its sole discretion, to waive any condition to the Offer, increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer. However, we have agreed in the Merger Agreement that, without the consent of the Company, we will not (i) waive satisfaction of the Minimum Condition; (ii) waive any condition relating to the applicable waiting period applicable to the Offer or the Merger under the HSR Act or any other applicable antitrust, competition or merger control laws or related legal requirements if any such waiver would be reasonably likely to result in personal liability to any director, officer, or employee of any party to the Merger Agreement; (iii) decrease the Per Share Amount or change the form of consideration payable in the Offer; (iv) decrease the number of Shares sought to be purchased in the Offer; (v) impose additional conditions to the Offer; or (vi) amend the conditions to the Offer set forth in Section 15 — “Conditions to the Offer” in a manner adverse to the holders of Shares There is no financing condition to the Offer.

The Merger Agreement provides that unless the Merger Agreement is terminated in accordance with its terms, we (i) will extend the Offer from time to time if (A) any condition to our obligation to purchase Shares set forth in Section 15 — “Conditions to the Offer” is not satisfied (or, in accordance with the Merger Agreement, waived by ON or Purchaser) on or before the Expiration Date; or (B) if any applicable law, rule, regulation, interpretation or position of the SEC or the staff of the SEC Staff applicable to the Offer requires such extension; (ii) will extend the Offer pursuant to the immediately preceding clause (i) for consecutive periods of up to ten business days each (or for such period as may be required by any applicable law, rule, regulation, interpretation or position); provided, however, that Purchaser shall not be required to extend the Offer beyond March 30, 2010 (the “Outside Date”); and (iii) will extend the Expiration Date for any period required by the rules and regulations of the SEC or the NASDAQ Stock Market applicable to the Offer, including in connection with an increase in the Per Share Amount. However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

In addition, the Merger Agreement provides that if the Shares we acquire in the Offer (together with Shares owned of record by ON, the Purchaser and their direct and indirect subsidiaries) represent less than 90% of the then-outstanding Shares, we may, in our sole discretion (and will if requested by the Company), extend the Offer for a subsequent offering period of up to three to 20 business days in accordance with Rule 14d-11 under the Exchange Act.

Top-Up Option. Pursuant to the Merger Agreement, the Company has irrevocably granted to ON and the Purchaser the option (the “Top-Up Option”) to purchase from the Company, at a price per Share equal to the Per Share Amount, up to that number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by ON or the Purchaser at the time of such exercise, constitutes one share more than 90% of the total outstanding Shares. At the closing of the purchase of the Top-Up Option Shares, the portion of the purchase price owing upon exercise of the Top-Up Option that equals the product of (i) the number of Shares purchased pursuant to the Top-Up Option, multiplied by (ii) the Per Share Amount, shall be paid to the Company, at the election of ON and Purchaser, in cash (by wire transfer or cashier’s check) or by delivery of an unsecured promissory note having full recourse to ON.

The Top-Up Option shall be exercisable only after the purchase of or acceptance for payment for Shares pursuant to the Offer by ON or Purchaser as a result of which ON and Purchaser own beneficially at least a majority of the outstanding Shares on a fully diluted basis, taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible securities and similar rights of the Company and the issuance of all Shares that the Company is obligated to issue thereunder. The Top-Up Option shall not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance by the Company or if any provision of any applicable law prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise.

The purpose of the Top-Up Option is to facilitate a short-form merger, in accordance with Delaware law, following completion of the Offer.

The Merger. The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into the Company with the Company being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation and an indirect, wholly-owned subsidiary of ON.

Pursuant to the Merger Agreement, each Share then held by the Company or any direct or indirect wholly owned subsidiary of the Company (or held in the Company’s treasury) or held by ON, Purchaser or any direct or indirect wholly owned subsidiary of ON shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Share issued and outstanding immediately prior to the Effective Time (other than other than Shares to be canceled in accordance with the immediately preceding sentence and any Dissenting Shares (as defined below) shall be canceled and shall be converted automatically into the right to receive cash in an amount equal to the Per Share Amount (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender of the Certificate that formerly evidenced such Share (provided, however, that, with respect to any Shares that constitute “restricted stock” previously issued under any the Company Stock Plans, the Merger Consideration shall be payable with respect thereto in accordance to the time-based vesting schedule (including applicable acceleration provisions, it being understood that, with respect to any “double trigger” acceleration provisions applicable to such Shares, the consummation of the offer will constitute the first such trigger thereunder) applicable to such Shares immediately prior to the Effective Time). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Shares outstanding immediately prior to the Effective Time held by a holder (if any) who shall have neither voted in favor of the Merger nor consented thereto in writing and who properly demands in writing appraisal for such Shares in accordance with and who complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration unless such holder fails to perfect or shall have waived, withdrawn or otherwise lost such holder’s right to appraisal, if any. At the Effective Time such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such stockholders shall be entitled to receive payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL.

Vote Required to Approve Merger; Stockholders’ Meeting. The Company’s Board of Directors has unanimously already adopted and approved the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger. If the short-form merger procedure described below is not available for the Merger because the Purchaser does not own at least 90% of the total outstanding Shares, then under the Company’s Certificate of Incorporation we must obtain the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if the Company’s stockholder adoption is required, the Company will promptly following the consummation of the Offer (or, if applicable, after expiration of any “subsequent offering period” pursuant to the Merger Agreement):

•	prepare and file a proxy statement with the SEC under the Exchange Act;

•	mail to the holders of Shares a proxy statement within a sufficient time prior to the stockholders meeting;

•	otherwise comply in all material respects with all legal requirements applicable to the stockholders’ meeting; and

•	use its reasonable best efforts to have the proxy cleared by the SEC promptly.

The Company has agreed to include in the proxy statement the recommendation of the Company’s Board of Directors that stockholders of the Company vote in favor of the adoption of the Merger Agreement.

If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of the Company’s stockholders without the affirmative vote of any other Company stockholders.

Short-Form Merger Procedure. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn pursuant to the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, ON or any direct or indirect subsidiary of ON, taken together, owns at least 90% of the total outstanding Shares, the Company, ON and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 253 of the DGCL.

The Company and Parent shall take all action necessary to ensure, with respect to the Company’s 1995 Employee Stock Option Plan (and related sub-plan for employees and consultants in the United Kingdom), 1995 Non-Employee Directors’ Stock Option Plan, 2004 Omnibus Incentive Compensation Plan or other governing share-based plan document and/or agreement, including plan documents and/or agreements governing options that have previously been assumed by the Company as a result of corporate acquisition transactions by the Company, as applicable (collectively, and in each case as the same may be amended to the date hereof, the “Company Stock Plans”) and each outstanding option to purchase shares of Company common stock granted under the Company Stock Plans (each, a “Company Option”), that each Company Option that remains outstanding and unexercised immediately prior to the Effective Time shall be converted at the Effective Time into an option representing the right to acquire, on the same terms and conditions as were applicable under such Company Option (it being understood that, with respect to any such Company Options containing “double trigger” acceleration provisions, the consummation of the Offer or the Merger (as applicable) will constitute the first such trigger thereunder), the number of shares of ON common stock, par value $0.01 per share (“Parent Common Stock”) (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such Company Option immediately prior to the Effective Time by the Option Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Share purchasable pursuant to such Company Option divided by (B) the Option Exchange Ratio. Promptly after the Effective Time (and in any event within ten business days thereafter), ON shall cause the shares of Parent Common Stock subject to each stock option issued pursuant to this provision to be registered on Form S-8 under the Securities Act or, if not available, on another appropriate form.

The Merger Agreement further provides that, immediately prior to the consummation of the Offer on the Acceptance Date, by virtue of the Offer being consummated and without any action on the part of the holder of any restricted stock unit of the Company, each restricted stock unit outstanding immediately prior to the Acceptance Date shall become fully vested (except that with respect to any restricted stock unit which by the terms of the award agreement pursuant to which it was granted provides for a lesser percentage of such restricted stock unit to become vested upon the consummation of the Offer, such restricted stock unit shall only become vested as to such lesser percentage), and then shall be deemed settled and terminated at the Acceptance Date, and the shares issued upon such settlement shall be deemed tendered in the Offer pursuant to the Tender Agreements, as applicable, and the holder of such vested restricted stock unit shall be entitled to receive the Per Share Amount for each Share into which the vested portion of the restricted stock unit would otherwise be convertible.

The Merger Agreement further provides that with respect to the Company’s 1995 Employee Stock Purchase Plan (as amended through the date of the Merger Agreement, the “ESPP”), the Company shall take all action necessary to ensure that (i) participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement; (ii) no offering or purchase period shall be commenced after the date of the Merger Agreement; (iii) each participant’s rights to purchase shares under the ESPP shall terminate no later than the third business day immediately prior to the date on which the Effective Time occurs; provided that all amounts allocated to each participant’s account under the ESPP as of such date shall thereupon be used to purchase from the Company whole Shares at the applicable price determined under the terms of the ESPP for the then outstanding offering periods using such date as the final purchase date for each such offering period; and (iv) the ESPP shall terminate immediately following such termination.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to ON and the Purchaser, including representations relating to:

•	organization, existence and good standing of the Company and its subsidiaries;

•	authorization, execution, delivery and performance of the Merger Agreement and the agreements and transactions contemplated thereby;

•	no violations of law, conflicts with or consents required in connection with the Merger Agreement and the agreements and transactions contemplated thereby;

•	the Company’s capitalization;

•	the Company’s public information and financial statements;

•	property and sufficiency of assets;

•	receivables and customers and suppliers; real property and equipment; proprietary rights; absence of undisclosed liabilities;

•	taxes;

•	employee benefits;

•	the Company’s and its subsidiaries’ compliance with all applicable laws and governmental authorizations;

•	environmental matters;

•	legal proceedings;

•	contracts;

•	insurance;

•	labor matters;

•	business relationships;

•	interests of officers and directors;

•	encryption and other restricted technology; rights plan;

•	opinion of financial advisor;

•	the absence of brokers’ and finders’ fees;

•	effect of the Offer and related transactions and agreements on certain agreements; and

•	information supplied in the Offer documents.

In the Merger Agreement, ON and the Purchaser have made customary representations and warranties to the Company, including representations relating to: organization, existence and good standing of ON and the Purchaser; authorization and no conflict with respect to the Merger Agreement and the transactions contemplated thereby; sufficient funds; information supplied by ON and the Purchaser; and operations of the Purchaser.

The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by ON, the Purchaser and the Company in the Merger Agreement, may be subject to a standard of materiality provided for in the Merger Agreement, and are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among ON, the Purchaser and the Company, and establishing the circumstances under which ON and the Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, rather than establishing matters of fact. Although the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the parties to the Merger Agreement as of a specific date, any specific material facts that qualify the representations and warranties in the Merger Agreement have been disclosed in this Offer to Purchase or in the information incorporated by reference therein, as applicable.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, except as expressly contemplated by the Merger Agreement or with the prior written consent of ON, such consent not to be unreasonably withheld, conditioned or delayed, the Company shall, and shall cause each of its subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practices; (ii) pay debts and taxes when due; (iii) pay or perform all other obligations when due; (iv) comply in all material respects with all applicable legal requirements, and (v) use commercially reasonable best efforts, consistent with past practices, to (A) maintain and preserve its business organization, assets and properties, and (B) keep available the services of its present officers and employees and preserve its business relationships with customers, strategic partners, suppliers, distributors and others having material business dealings with it.

Between the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, the Company is subject to customary operating covenants and restrictions, subject to certain exceptions, which restrict the Company and its subsidiaries from doing any of the following without the consent of ON, such consent not to be unreasonably withheld, conditioned or delayed:

•

declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent); (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except for the reacquisition or repurchase upon forfeiture of unvested restricted stock pursuant to the terms of any applicable restricted stock purchase or grant agreement for a maximum purchase price in the aggregate following the date of the Merger Agreement not to exceed $50,000;

•

except as permitted by applicable law or pursuant to plans or arrangements existing on the date of the Merger Agreement, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible, exercisable or exchangeable securities (other than the issuance of Shares (and associated Company Rights) upon the exercise of Company Options or settlement of other equity-based awards outstanding on the date of this Agreement in accordance with their present terms);

•	amend the charter documents of the Company or any of its subsidiaries;

•

acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to the Company and its subsidiaries, taken as a whole, except purchases of inventory, components or, subject to the $500,000 capital expenditure limitation set forth below, property, plant or equipment (including engineering development equipment) in the ordinary course of business consistent with past practice;

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sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of the Company and its subsidiaries, except for the sale and/or licensing of products, inventory and other properties and assets in the ordinary course of business consistent with past practice and transactions related thereto;

•	adopt or implement any stockholder rights plan or alter or further amend the Company Rights Agreement or the Company Rights;

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except for any Acceptable Confidentiality Agreement, enter into an agreement with respect to any merger, consolidation, liquidation, business combination, or sale of the Company or any acquisition or disposition of all or substantially all of the assets or securities of the Company and its subsidiaries;

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incur or suffer to exist any indebtedness for borrowed money other than such indebtedness which existed as of September 30, 2009 as reflected in the Company’s public filings with the SEC or guarantee any such indebtedness of another person or entity, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person or entity, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its subsidiaries in the ordinary course of business consistent with past practice) or capital contributions to, or investment in, any other person or entity, other than the Company or any of its direct or indirect wholly owned subsidiaries, or (iv) other than in the ordinary course of business consistent with past practice, enter into any hedging agreement or other financial agreement or arrangement, intended to protect the Company or its subsidiaries against fluctuations in commodities prices or exchange rates;

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make any capital expenditures or other expenditures with respect to property, plant or equipment except for up to $500,000 for the Company and its subsidiaries, taken as a whole, in the ordinary course of business consistent with past practice;

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make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

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pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date of the Merger Agreement, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company’s public filings with the SEC filed prior to the date of the Merger Agreement (to the extent so reflected or reserved against) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, under the Merger Agreement or under applicable law, or (ii) except as provided in Section 6.1 of the Merger Agreement relating to no solicitation, waive any material benefits of, release or eliminate any rights under or otherwise modify in any material adverse respect, fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreements to which any of the Company or its subsidiaries is a party;

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except in the ordinary course of business prior to the Acceptance Date, modify, amend or terminate any material contract, or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of any of the Company and its subsidiaries);

•	except in the ordinary course of business prior to the Acceptance Date, (i) enter into any material contract or (ii) license any material proprietary rights to or from any third party;

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except as required to comply with applicable law or agreements or pursuant to plans or arrangements existing on the date hereof, (i) take any action with respect to, adopt, enter into, terminate or amend any employment, severance, retirement, retention, incentive or similar agreement, arrangement or benefit plan for the benefit or welfare of any current or former director, officer, employee, independent contractor or consultant or any collective bargaining agreement, (ii) hire employees or independent contractors (provided that the Company may hire up to five employees for the sole purpose of replacing employees who have terminated their employment), (iii) increase in any respect the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iv) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Options or restricted stock awards, (v) pay any material benefit not provided for as of the date of this Agreement under any benefit plan, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of Company Options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder (other than grants of Company Options to new employees hired after the date hereof with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), or hired pursuant to the proviso above regarding the Company’s ability to hire up to five replacement employees, which are exercisable for up to 50,000 Shares in the aggregate for all such new employees), or (vii) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

•	make or rescind any material tax election, settle or compromise any material tax liability or amend any material tax return;

•	initiate, compromise or settle any material legal proceeding;

•	open or close any facility or office;

•	fail to maintain insurance at levels substantially comparable to levels existing as of the date of the Merger Agreement;

•	except with respect any amounts disputed in good faith by the Company, fail to pay accounts payable and other obligations in the ordinary course of business consistent with past practice;

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enter into, modify, or amend any contracts or other arrangements relating to or in respect of or giving rise to any indemnification obligations of the Company and its subsidiaries in favor of their directors, officers or employees; or

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authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any other action that would materially impair or prevent the satisfaction of any conditions to the Merger set forth in the Merger Agreement other than as specifically provided for in the preceding bullet points.

No Solicitation Provisions. The Merger Agreement provides that until the Effective Time, or if earlier, the termination date of the Merger Agreement, the Company shall not, and shall not authorize or permit any of its subsidiaries or any of its or their directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (collectively, “Representatives”), directly or indirectly, to (i) solicit, initiate, or knowingly or intentionally encourage or facilitate, any inquiries, offers or proposals that constitute, or would reasonably be expected to lead to, any Acquisition Proposal, including, without limitation, amending or granting any waiver or release under any standstill or similar agreement with respect to any Share, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish any non-public information with respect to or assist or participate in any effort or attempt by any person with respect to, or otherwise knowingly or intentionally cooperate in any way with, any Acquisition Proposal. The Company shall, and shall cause each of its subsidiaries and the Representatives of the Company and its subsidiaries to, (x) immediately cease any discussions or negotiations with any party (other than ON and its affiliates) that may be ongoing with respect to an Acquisition Proposal and (y) request, not later than five business days following the date of the merger agreement the prompt return or cause the destruction of confidential information previously furnished to any such parties or their representatives.

However, the Merger Agreement also provides that, if, prior to the Acceptance Date, the Company may, to the extent the failure to take such action would be inconsistent with the fiduciary duties of the Company’s Board of Directors under applicable law, as determined in good faith by the Company’s Board of Directors after consultation with outside counsel, in response to an unsolicited, bona fide written Acquisition Proposal made or received after the date of this Agreement that the Company’s Board of Directors determines in good faith after consultation with outside counsel and its financial advisor, if any, is reasonably likely to lead to a Superior Proposal and that did not result from a breach by the Company of, or actions by its Representatives inconsistent with, the Merger Agreement, and subject to compliance therewith, (x) furnish non-public information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal and its Representatives and (y) participate in discussions or negotiations with such person and its Representatives regarding such Acquisition Proposal, if, in the case of either clause (x) or (y), prior to taking such action the Company enters into an Acceptable Confidentiality Agreement (as defined in the Merger Agreement). In addition, prior to the Acceptance Date, the Company may, to the extent required by the fiduciary duties of the Company’s Board of Directors under applicable law, as determined in good faith by the Company’s Board of Directors after consultation with outside counsel, waive standstill provisions in effect with a third party whose identity has been disclosed to Parent, in response to an unsolicited request from such third party for such a waiver, provided such party has either made a Superior Proposal or has expressed to the Company an intention to make an Acquisition Proposal that the Company’s Board of Directors determines in good faith after consultation with outside counsel and its financial advisor, if any, is reasonably likely to lead to a Superior Proposal.

The Merger Agreement contains a provision to the effect that the Company, upon gaining knowledge of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal or of any inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, shall promptly advise ON orally, with written confirmation to follow promptly (and in any event within 24 hours) thereafter, of such Acquisition Proposal, request, or inquiry, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the person making any such Acquisition Proposal or inquiry. The Company shall not provide any information to or participate in discussions or negotiations with the person making any Acquisition Proposal until after the Company has first notified ON of such Acquisition Proposal as required by the preceding sentence. The Company shall keep ON reasonably informed in all material respects of the status of any such Acquisition Proposal and shall (i) promptly notify ON if it has begun to furnish information to, or to participate in discussions or negotiations with, a person making any such Acquisition Proposal or inquiry and shall promptly advise ON orally, with written confirmation to follow promptly (and in any event within 24 hours), of any material change in the terms of any such Acquisition Proposal or inquiry, (ii) provide to ON as soon as practicable after receipt or delivery thereof copies of all correspondence, documents, agreements and other written material (including any amendments, supplements or modifications thereto) sent or provided to the Company from any third party in connection with any Acquisition Proposal (provided that the Company may redact any information in such written material containing solely confidential and non-public information of such third party) and (iii) if ON shall make a counterproposal, consider and cause its financial and legal advisors to consider in good faith the terms of such counterproposal. Contemporaneously with providing any correspondence, other written materials or other nonpublic information to a third party in connection with any such Superior Proposal or inquiry, the Company shall furnish a copy of such information to ON (to the extent not already previously provided). None of the Acquired Company or its subsidiaries shall enter into any confidentiality agreement with any person subsequent to the date hereof which prohibits the Company from providing such information to ON.

The Merger Agreement further contains a provision that the Company may take and disclose a position contemplated by Rules 14e-2(a) or 14d-9 promulgated under the Exchange Act or make any disclosure to the Company’s stockholders if, in the good faith judgment of the Company’s Board of Directors (after consulting with and receiving the advice of outside legal counsel), failure to do so would violate the disclosure requirements under applicable law. However, such disclosure will not affect the obligations of the Company under the other provisions described above or as described below under “— The Company’s Recommendation.”

As used in the Merger Agreement, an “Acquisition Proposal” means any proposal or offer, whether in one transaction or a series of related transactions, for (A) a merger, consolidation, dissolution, exchange offer, tender offer, recapitalization, share exchange or other business combination involving the Company and its subsidiaries, pursuant to which any person or entity (other than ON, the Purchaser or any of their affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) directly or indirectly would acquire beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Company and its subsidiaries; (ii) the issuance by any of the Company and its subsidiaries of over 20% of its equity securities (other than pursuant to any underwritten or broadly distributed offering), (iii) the acquisition (including, without limitation, through any license or lease, other than commercial licenses in the ordinary course of business) in any manner, directly or indirectly, of assets that constitute or account for over 20% of the consolidated net revenues, net income or assets of the Company and its subsidiaries, (iv) any tender offer or exchange offer in which any person or entity (other than ON, the Purchaser or any of their affiliates) or “group” (as such term is defined under Section 13(d) under the Exchange Act) would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding Shares, (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company and its subsidiaries in which a person or entity (other than ON, the Purchaser or any of their affiliates) or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly would acquire beneficial ownership of 20% or more of the outstanding securities of any class of voting securities of any of the Company and its subsidiaries, or (vi) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; in each case other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any means any bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (other than one made in response to any solicitation by the Company or its representatives that is in violation of nonsolicitation provisions of the Merger Agreement) made by a third party on terms which the Company’s Board determines in its good faith judgment to be more favorable from a financial point of view to the holders of Shares than the transactions contemplated by the Merger Agreement after consulting with its financial advisor, if any, and taking into account all the terms and conditions of such proposal (including whether any financing required to consummate the Acquisition Proposal is not then committed) and the Merger Agreement (including any proposal by ON to amend the terms of the Merger Agreement), the likelihood of consummation and all financial, regulatory, legal and other factors; provided, however, that for purposes of this definition of “Superior Proposal,” the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

The Company’s Recommendation. Pursuant to the Merger Agreement, neither the Company’s Board of Directors nor any committee thereof shall (x)(A) fail to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement (the “Recommendation”) and include the Recommendation in the Schedule 14D-9 or withdraw, qualify or modify, or publicly announce its intention to withdraw, qualify or modify, in a manner adverse to Parent or the Purchaser, the approval, Recommendation or declaration of advisability by the Company’s Board or any such committee of the Company’s Board of the adoption of the Merger Agreement or the transactions contemplated thereby (an “Adverse Recommendation Change”); (B) adopt, approve or recommend, or publicly announce its intention to adopt, approve or recommend, any Acquisition Proposal; or (C) authorize, cause or permit any of the Company and its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) constituting or relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreements).

However, at any time prior to the Acceptance Date (but in no event after such time):

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Subject to compliance with Section 6.1(c) of the Merger Agreement, the Company’s Board may, in response to an Acquisition Proposal that the Company’s Board determines in good faith (after consultation with its outside counsel and its financial advisor, if any) constitutes a Superior Proposal and that was made after the date of the Merger Agreement and that was unsolicited after the date thereof and that did not otherwise result from a breach of Section 6.1 of the Merger Agreement, make an Adverse Recommendation Change if the Company’s Board has concluded in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the failure of the Company’s Board to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law. In the case of a Superior Proposal; the Company shall not be entitled to exercise its right to make an Adverse Recommendation Change unless the Company has: (A) complied in all material respects with Section 6.1of the Merger Agreement, (B) provided to ON five business days’ (unless the Superior Proposal arises fewer than five (5) business days prior to the Acceptance Date) prior written notice (such notice, a “Notice of Superior Proposal,” which notice shall not be deemed to be an Adverse Recommendation Change) advising ON that the Company’s Board of Directors intends to take such action and specifying the reasons therefor, including the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company’s Board of Directors and the identity of the person or entity making the proposal (it being understood and agreed that any amendment to the financial terms or any material amendment to any other material term of any such Superior Proposal shall require a new Notice of Superior Proposal and a new three business day period (unless the amendment to the Superior Proposal arises fewer than three business days prior to the Acceptance Date)), (C) during such five business day period (or three business day period in the case of an amendment), if requested by ON, engages in good faith negotiations with ON to amend the Merger Agreement in such a manner that any Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal and (D) at the end of such five business day period (or three business day period in the case of an amendment) or shorter period, if applicable, such Acquisition Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the terms of the Merger Agreement proposed by ON following a Notice of Superior Proposal, as a result of the negotiations required by clause (C) above or otherwise).

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The Company’s Board may, in response to a material development or change in circumstances occurring or arising after the date of the Merger Agreement that was neither known to the Company’s Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement (and not relating to any Acquisition Proposal) (such material development or change in circumstances, an “Intervening Event”), make an Adverse Recommendation Change if the Company’s Board of Directors has concluded in good faith, after consultation with its outside counsel, that, in light of such Intervening Event, the failure of the Company’s Board of Directors to effect such an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law; provided that, the Company’s Board shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this sentence unless the Company has (x) provided to ON at least three business days’ prior written notice (unless the Intervening Event arises fewer than three business days prior to the Acceptance Date) advising ON that the Company’s Board of Directors intends to take such action and specifying the reasons therefor in reasonable detail and (y) during such three business day period, if requested by ON, engages in good faith negotiations with ON to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event. Any Adverse Recommendation Change shall not change the approval of the Merger Agreement or any other approval of the Company’s Board of Directors, including in any respect that would have the effect of causing any anti-takeover law to be applicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Indemnification and Insurance. The Merger Agreement provides that from and after the Effective Time, ON will:

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to the fullest extent permitted by applicable law, and will cause the Surviving Corporation to, honor all of the Company’s obligations to indemnify and hold harmless each present and former director, officer and employee of the Company and its subsidiaries (the “Indemnified Parties”), against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the date of the Merger Agreement or, if entered into after the date of the Merger Agreement in compliance with Section 5.1 of the Merger Agreement, at the Effective Time. ON’s obligations under the foregoing sentence begin at the Effective Time and end on the date that is six years following the Effective Time; provided, that if, prior to the expiration of such six year period, an obligation of ON to indemnify and hold harmless an Indemnified Party has arisen and not been fully resolved, ON’s obligations with respect thereto under the foregoing sentence shall continue under such matter is fully resolved;

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for a period of six years from the Effective Time, and shall cause the Surviving Corporation and its subsidiaries to, cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable law, and

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if, during the six-year period following the Effective Time, ON or the Surviving Corporation or any of its successors or assigns shall (A) consolidate with or merge into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (B) transfer all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provisions must be made so that the successors and assigns of ON or the Surviving Corporation, as the case may be, assume all of the obligations of ON and the Surviving Corporation set forth in this paragraph.

In addition, prior to the Effective Time, ON shall purchase “tail” officers’ and directors’ liability insurance policies, which by their terms shall survive the Merger and shall provide each Indemnified Party with coverage for six years following the Effective Time on terms and conditions no less favorable than the Company’s existing directors’ and officers’ liability insurance (“Tail Policies”), provided that the aggregate premium for such Tail Policies shall not be greater than 175% of the annual premium paid by the Company for such existing insurance, and provided, further, that if 175% of the annual premium paid by the Company for such existing insurance is not sufficient for such coverage, ON shall spend up to that amount to purchase such lesser coverage as may be obtained with such amount. Further, for a period of six years from the Effective Time, ON and the Surviving Corporation shall maintain such Tail Policies in full force and effect and continue to honor their respective obligations thereunder for the full term thereof.

Hart-Scott-Rodino (HSR) and other Antitrust Approvals. The Merger Agreement requires that each of ON and the Company will, and will cause each of their respective subsidiaries to (i) cooperate and to use commercially reasonable efforts to obtain any government clearances, approvals, actions, or non actions required for the transactions contemplated by the Merger Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade and/or competition (collectively, “Antitrust Laws”), (ii) respond to any government requests for information under any Antitrust Law, (iii) contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or threatens to restrict, prevent or prohibit, the consummation of the Offer or the Merger or any other transactions contemplated by the Merger Agreement under any Antitrust Law, and (iv) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. ON shall be entitled to direct any proceedings or negotiations with any Governmental Body relating to any of the foregoing, provided that it affords the Company a reasonable opportunity to participate therein. Further, each of ON and the Company have agreed to (i) keep the other party informed of any communication received from, or given to, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body and of any communication received from or given to any person or entity (other than such party’s employees, agents, attorneys, representatives, advisors, consultants, or affiliates) in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (ii) permit the other party to review in advance any communication given by the first party to, and consult with the other party in advance of any meeting or conference with, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or, in connection with any proceeding by a private party, with any other person or entity (other than the employees, agents, attorneys, representatives, advisors, consultants, or affiliates of ON, the Company, or their affiliates, as the case may be) and, to the extent permitted by the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or other person or entity, give the other party the opportunity to attend and participate in such meetings and conferences.

Notwithstanding the foregoing, neither ON nor any of its affiliates shall be under any obligation to, and the Company shall not without the express prior written consent of ON, make proposals, execute or carry out agreements or submit to orders providing for the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets of ON or any of its affiliates or any material assets of the Company or any of its affiliates or the holding separate of the Shares (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any material limitation on the ability of ON or any of its affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the Shares (or shares of stock of the Surviving Corporation).

At the request of ON, the Company and its subsidiaries shall agree to hold separate (including by trust or otherwise) or to divest any of their respective businesses, subsidiaries or assets, or to take or agree to take any action with respect to, or agree to any limitation on, any of their respective businesses, subsidiaries or assets, provided that any such action is conditioned upon the consummation of the Merger. The Company agrees and acknowledges that, notwithstanding anything to the contrary in Section 6.7 of the Merger Agreement, none of the Company and its subsidiaries shall, without ON’s prior written consent, agree to hold separate (including by trust or otherwise) or to divest any of their respective businesses, subsidiaries or assets, or to take or agree to take any action with respect to, or agree to any limitation on, any of their respective businesses, subsidiaries or assets.

Reasonable Best Efforts to Cause the Merger to Occur. Subject to the terms of the Merger Agreement, each of the parties to the Merger Agreement agrees to cooperate and to use commercially reasonable efforts to obtain any government clearances, approvals, actions, or non actions required for the Merger under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade and/or competition (collectively, “Antitrust Laws”), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or threatens to restrict, prevent or prohibit, the consummation of the Offer or the Merger or any other transactions contemplated by the Merger Agreement under any Antitrust Law. The parties further agreed to consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. ON is entitled to direct any proceedings or negotiations with any Governmental Body relating to any of the foregoing, provided that it affords the Company a reasonable opportunity to participate therein. Further, each of ON and the Company agree that they will (i) keep the other party informed of any communication received from, or given to, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body and of any communication received from or given to any person or entity (other than such party’s employees, agents, attorneys, representatives, advisors, consultants, or affiliates) in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (ii) permit the other party to review in advance any communication given by the first party to, and consult with the other party in advance of any meeting or conference with, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or, in connection with any proceeding by a private party, with any other person or entity (other than the employees, agents, attorneys, representatives, advisors, consultants, or affiliates of ON, the Company, or their affiliates, as the case may be) and, to the extent permitted by the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

Directors and Officers. The Merger Agreement provides that each of the parties thereto shall take all necessary action to cause the directors and officers of the Surviving Corporation immediately after the Effective Time to be those individuals then designated by ON.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions:

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unless the Merger is consummated as a Short-Form Merger pursuant to Section 253 of the DGCL, the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company required by applicable law;

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no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court, agency or other Governmental Body of competent jurisdiction, and no legal requirement (a “Restraint”) that prohibits the Merger shall be in effect;

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Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of ON or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

Employee Matters. The Merger Agreement provides that from the Expiration Date through the Effective Time, ON shall permit the Company to continue the employment, compensation and benefits of its employees on the same or substantially similar terms and conditions in all material respects as are in effect as of the date of the Merger Agreement. From and after the Effective Time, ON or the Surviving Corporation shall permit all employees of the Company who remain employees of the Surviving Corporation following the Effective Time (the “Continuing Employees”) to participate in the benefit plans, programs, and arrangements of ON and the Surviving Corporation (the “Parent Plans”) to the same extent as similarly situated employees of ON or its subsidiaries. Without limiting the foregoing, for a period of one year following the Effective Time, ON shall provide or cause to be provided to each Continuing Employee who is not a participant in the Company’s executive severance plan severance benefits that are equal to the severance benefits that would be provided by the Company to such Continuing Employee on the date of the Merger Agreement. ON shall cause the Surviving Corporation to assume and honor in accordance with their terms the Company’s executive severance plan and related supplemental employment terms agreements applicable to the Continuing Employees who were the executive officers of the Company. With respect to the Continuing Employees, ON shall treat and cause the applicable Parent Plans to treat the service of the Continuing Employees with the Company and the subsidiaries prior to the Effective Time as service rendered to ON or any affiliate of ON for purposes of eligibility to participate, vesting and level of benefits (including vacation), including applicability of minimum waiting periods for participation, but not for benefit accrual. ON shall use commercially reasonable efforts to provide that no such Continuing Employee, or any of his or her eligible dependents, who, at the Effective Time, are participating in the Company’s group health plan shall be excluded from ON’s group health plan, or limited in coverage thereunder, by reason of any waiting period restriction or pre-existing condition limitation. The Merger Agreement further provides that effective on the day immediately prior to the Effective Time, the Company shall terminate its 401(k) Plan pursuant to resolutions of the Company’s Board of Directors (unless ON provides written notice to the Company no later than three business days prior to the Effective Time that such 401(k) Plan shall not be terminated). At the request of ON, the Company shall provide ON with evidence that such 401(k) Plan has been terminated (effective no later than the date stated above). The form and substance of such resolutions shall be subject to review and approval of ON. If ON shall require the Company to terminate its 401(k) plan before the Effective Time, ON shall permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to such Continuing Employee from the Company’s 401(k) plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of ON or any of its subsidiaries.

Termination. The Merger Agreement may be terminated and the Offer, the Merger and the transactions contemplated thereby may be abandoned, notwithstanding any requisite adoption of the Merger Agreement by the stockholders of the Company:

(a)	by mutual written consent of each of ON and the Company duly authorized by the board of directors of ON and the Company’s Board of Directors;

(b)	by either ON or the Company:

(i)	prior to the Acceptance Date, if Purchaser or its permitted assignee shall not have accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer on or before March 29, 2010 (such date, the “Outside Date”); provided, however, that the right to terminate the Merger Agreement under this subsection shall not be available to any party whose willful breach of a representation or warranty in the Merger Agreement or whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser or its permitted assignee to have purchased all Shares validly tendered and not withdrawn pursuant to the Offer on or before the Outside Date; or

(ii)	(A) prior to the Effective Time, if any Restraint shall be in effect and shall have become final and nonappealable and has the effect of making consummation of the Merger illegal or prohibiting consummation of the Merger, or (B) prior the Acceptance Date, if any Restraint shall be in effect and shall have become final and nonappealable and has the effect of making consummation of the Offer or the Merger illegal or prohibiting consummation of the Offer or the Merger or otherwise imposing a Burdensome Condition.

(c)	by either ON or Purchaser, prior to the Acceptance Date:

(i)	if there has occurred a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, which breach or failure to perform (A) would result in any of the events set forth in clause (e)(iii) of Annex A to the Merger Agreement to occur or otherwise prevent the Company from delivering the certificate contemplated by clause (e)(vi) of Annex A to the Merger Agreement, and (B) shall not have been cured prior to the earlier of twenty days following receipt by the Company of written notice from ON of such breach or failure to perform or the Outside Date, provided, that neither ON nor Purchaser shall have the right to terminate the Merger Agreement pursuant to this subsection of the Merger Agreement if ON or Purchaser, as the case may be, is in breach of the Merger Agreement such that the Company would then have a right to terminate the Merger Agreement pursuant to the corresponding provision of the Merger Agreement; or

(ii)	if: (A) the Company board (or any committee thereof) shall have made an Adverse Recommendation Change; (B) the Company’s Board of Directors (or any committee thereof) shall have approved or recommended to the stockholders of the Company an Acquisition Proposal (other than pursuant to the Merger Agreement); (C) the Company shall have entered into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, (D) the Company’s Board of Directors (or any committee thereof) shall have failed to reconfirm its Recommendation within five business days after ON requests in writing that the Company’s Board of Directors (or any committee thereof) do so, or (E) or the Company’s Board of Directors shall have knowingly and intentionally violated or breached in any material respect its obligations under Section 6.1 of the Merger Agreement entitled “No Solicitation;”

(d)	by the Company, prior to the Acceptance Date:

(i)	if there has occurred a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of ON or Purchaser set forth in the Merger Agreement, which breach or failure to perform shall not have been cured prior to the earlier of twenty days following receipt by ON of written notice from the Company of such breach or failure to perform or the Outside Date, provided, that the Company shall not have the right to terminate the Merger Agreement pursuant to this subsection if the Company is then in breach of the Merger Agreement such that ON would then have a right to terminate the Merger Agreement pursuant to the corresponding section of the Merger Agreement;

(ii)	if Purchaser shall have failed to commence the Offer within ten business days following the date of the Merger Agreement; provided, that the Company shall not have the right to terminate the

Merger Agreement pursuant to this subsection if the event referred to in this clause resulted from or was caused by (A) the Company’s failure to perform in any material respect any of its obligations under the Merger Agreement, or (B) Purchaser was not obligated to commence the Offer within such period pursuant to the terms of the Merger Agreement; or

(iii)	if and in full compliance with the terms of the Merger Agreement, the Company’s Board of Directors (or any committee thereof) shall have made an Adverse Recommendation Change in response to a Superior Proposal in accordance with the terms and conditions of the Merger Agreement, the Company shall have paid ON the termination fee described below, and, concurrently therewith, the Company enters into a definitive acquisition agreement with respect to the Superior Proposal which was the subject of such Adverse Recommendation Change.

Termination Fee; Expenses. The Merger Agreement provides that the Company will pay to ON a termination fee equal to $3,475,000 under any of the following circumstances in accordance with the terms set forth therein:

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if the Merger Agreement is terminated by ON pursuant to a cause of termination set forth above under “— Termination” in paragraph (c)(ii) (or by the Company pursuant to a cause of termination set forth above under “— Termination” in paragraph (b)(i) following any time at which ON was entitled to terminate the Merger Agreement pursuant to a cause of termination set forth above under “— Termination” in paragraph (c)(ii));

•	if this Agreement is terminated by the Company pursuant to a cause of termination set forth above under “— Termination” in paragraph (d)(iii); or

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if (A) an Acquisition Proposal shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (B) such Acquisition Proposal shall not have been absolutely and unconditionally withdrawn and abandoned more than ten business days prior to the termination of the Merger Agreement, (C) thereafter the Merger Agreement is terminated by ON or the Company pursuant to a cause of termination set forth above under “— Termination” in paragraph (b)(i), and (D) within 12 months after such termination the Company enters into any agreement to consummate, or consummates, the transactions contemplated by any Acquisition Proposal (regardless of whether such other Acquisition Proposal is made before or after termination of the Merger Agreement) (for purposes of this paragraph (c), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”).

Effect of Termination. If the Merger Agreement is terminated, only Section 5.2 (relating to confidentiality), Section 8.2 (relating to effect of termination), Section 8.3 (relating to fees and expenses) and Section 9 (relating to miscellaneous provisions) will survive after termination. However, the termination of the Merger Agreement will not relieve any party from liability or damages for any knowing and intentional breach of the Merger Agreement or fraud, which in the case of ON or the Purchaser will be in addition to any payments of the termination fee or expenses.

Amendment. The Merger Agreement may be amended by the parties to the agreement by action taken or authorized by their respective boards of directors at any time prior to the Effective Time; provided, however, after any approval of the Merger Agreement by the stockholders of the Company, no amendment may be made without further stockholder approval which, by applicable law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on by or on behalf of each of the parties.

Tender Agreements.

The following is a summary of the material provisions of the Tender Agreements, the form of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Tender Agreements, which are incorporated by reference herein.

Concurrently with entering into the Merger Agreement, ON and the Purchaser entered into Tender and Voting Agreements (the “Tender Agreements”) with certain executive officers, directors and principal stockholders of the Company (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares held by them on the date of the Tender Agreement or acquired after that date to the Purchaser in the Offer and to vote such Shares in favor of the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 2,301,762 Shares, representing approximately 9% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of December 14, 2009, will be tendered by the Tendering Stockholders in the Offer.

Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to tender and not to withdraw such Shares into the Offer no later than the fifth business day following commencement of the Offer (or, with respect to any Shares acquired after the date of the Tender Agreements, the later of such fifth business day or the fifth business day after acquisition of the Shares but in any event prior to the Expiration Date). Except as otherwise agreed to in writing by ON in advance, each Tendering Stockholder has also agreed that until the first to occur of the Effective Time or the date of the termination of the Merger Agreement in accordance with its terms, at any meeting of the Company stockholders, however called, or in connection with any written consent of the the Company stockholders, the Tendering Stockholder will vote (or cause to be voted) such Shares:

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in favor of the adoption of the Merger Agreement and the approval of the terms thereof, the approval of the Merger and each of the other actions contemplated by the Merger Agreement and the Tender Agreements and any actions required in furtherance thereof; and

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against the following actions, agreements or transactions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, or (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Company, (2) any change in the present capitalization of the Company or any amendment of the Certificate of Incorporation or Bylaws of the Company, (3) any other material change in the Company’s corporate structure or business, or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Merger or the other transactions contemplated by the Tender Agreement and the Merger Agreement.

The Tender Agreements also restrict the transfer of the Tendering Stockholder’s Covered Shares. The covenants and agreements to tender and vote the Tendering Stockholders’ Covered Shares pursuant to the Tender Agreements will terminate upon the earlier of (i) the termination of the Offer prior to the Acceptance Date, (ii) the termination of the Merger Agreement or (iii) the Effective Time.

Non-Disclosure Agreement.

ON and the Company entered into a Mutual Confidential Disclosure Agreement, dated April 30, 2009 (the “Non-Disclosure Agreement”), in connection with both parties’ evaluation of a potential acquisition of the Company. Pursuant to the Non-Disclosure Agreement, subject to certain customary exceptions, ON and the Company agreed to keep confidential all non-public information received from the other party. ON and the Company also agreed that the non-public information furnished pursuant to the Non-Disclosure Agreement would be used solely for the purpose of evaluating and negotiating the potential acquisition.

In addition, each of ON and the Company agreed that for a period of one year from the date of the Non-Disclosure Agreement, except in connection with the potential acquisition, neither party nor any of its controlled affiliates will, without the prior invitation or approval of the Board of Directors of the other party, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way knowingly assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or a material portion of the assets of the other party or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving the other party or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party or any of its subsidiaries; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the other party or otherwise seek to advise or influence any person with respect to the voting of any securities of the other party; (b) form, join or in any way participate) in a “group” (as defined under the Exchange Act) in connection with any securities of the other party; (c) otherwise act, alone or in concert with others, or seek to control or influence the Board of Directors or policies of the other party; (d) disclose any intention, plan or arrangement inconsistent with the foregoing; (e) take any action which might force the other party to make a public announcement regarding any of the types of matters set forth in (a) above; or (f) enter into any discussions or arrangements with any third party with respect to any of the foregoing. The obligations described in this paragraph are referred to as the “Standstill Obligations.”

The Standstill Obligations terminate with respect to a party if the other party public discloses that (a) it has entered into a merger agreement or an agreement for the sale of all or substantially all of that party’s assets with a third party which would result in that party’s stockholders receiving cash or stock of such third party in exchange for their shares or (b) the other party has endorsed or otherwise agreed to support the tender offer of a third party which if successful would result in the third party owning a majority of its outstanding stock. Except as provided above, each party also agrees not to request the other party (or its representatives) to amend or waive any provision of this paragraph. On December 14, 2009, the parties executed an amendment to the Non-Disclosure Agreement (the “Amendment”) to terminate the Standstill Obligations.

Each of ON and the Company agreed that for a period of 12 months from the date of the Non-Disclosure Agreement neither it nor its affiliates will solicit for employment any employees of the other party to such party was introduced or with whom it had contact in connection with its evaluation of the potential acquisition. However, the foregoing will not preclude a party from hiring any such employee who responded to a general solicitations for employees not specifically targeted at employees of such other party. Pursuant to the Amendment, the confidentiality period was extended through December 31, 2010.

This summary is qualified in its entirety by reference to the Non-Disclosure Agreement itself, as amended, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Exclusivity Agreement.

ON and the Company entered into an Exclusivity Agreement, dated November 26, 2009 (the “Exclusivity Agreement”), which set forth the terms on which ON and the Company would agree to continue to engage in discussions regarding the potential acquisition of the Company. The Company agreed that, among other things and until the earlier of December 18, 2009 or the execution of a definitive agreement, the Company would not, and would not permit any of its officers, directors, employees, agents or representatives (including, without limitation, investment bankers, attorneys, or accountants), directly or indirectly, to (a) initiate contact with, (b) make, solicit or encourage any inquiries or proposals from, (c) enter into, or participate in, any discussions or negotiations with, (d) disclose, directly or indirectly, any information not customarily disclosed concerning the business and properties of the Company, its subsidiaries or affiliated companies to, (e) approve, endorse or recommend any proposal from, or enter into any letter of intent or agreement related to any proposal from, or (f) afford any access to any of the Company’s respective properties, books and records to, any person, other than ON and its and representatives and advisers, in connection with any proposal relating to any merger, business combination, share exchange or other transaction involving the purchase or acquisition of common stock, other equity securities or assets of the Company or other transaction. The Company further agreed to, and to cause its representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any third parties (other than ON) with respect to any such acquisition or asset sale. The Exclusivity Agreement terminated upon entry into the Merger Agreement.

This summary is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is for ON, through the Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Company. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of the Company.

Board Representation. Pursuant to the terms of the Merger Agreement, at the Effective Time the parties shall take all necessary action to cause the directors of the Surviving Corporation immediately after the Effective Time to be those individuals then designated by ON. See Section 11 — “The Transaction Agreements — The Merger Agreement — Directors and Officers.”

Short-form Merger Procedure. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn from the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, ON or any direct or indirect subsidiary of ON, taken together, owns at least 90% of the total outstanding Shares, the Company, ON and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 253 of the DGCL.

If the short-form merger procedure described above is not available for the Merger, the Company’s Certificate of Incorporation requires the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if the Company’s stockholder adoption is required, the Company will take all action necessary to convene a meeting of holders of Shares to vote upon the Merger as soon as reasonably practicable following the consummation or expiration of the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of the Company’s stockholders without the affirmative vote of any other the Company stockholder.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of the Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. ON will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, ON intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with ON’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and ON have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy, or (iv) any other material change in the Company’s corporate structure or business.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither ON nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Per Share Amount.

NASDAQ Stock Market Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Stock Market. According to the published NASDAQ Stock Market guidelines, the NASDAQ Stock Market would consider delisting the Shares if, among other things, the number of publicly held shares falls below 750,000, the total number of holders of Shares falls below 400 or the market value of the Company’s publicly held shares is less than $5,000,000. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to the Company, as of December 14, 2009, an aggregate of 23,073,189 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASDAQ Stock Market for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NASDAQ Stock Market were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Neither ON nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Per Share Amount. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Promptly after the acceptance of Shares for payment in the Offer, the Company will take all action requested by ON to elect “controlled company” status pursuant to Rule 303A.00 of the NASDAQ Stock Market, which means that the Company would be exempt from the requirements that its Board of Directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the committees (other than the audit committee) of the Company’s Board of Directors. The controlled company exemption does not modify the independence requirements for the Company’s audit committee.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. The Exchange Act registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement pursuant to Section 14(a) or Section 14(c) of the Exchange Act in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for stock exchange listing. We intend to, and will cause the Company to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of ON, the Company will not, and will not permit its subsidiaries to, make, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent).

15. Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer or the Merger Agreement, neither ON or the Purchaser shall be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered pursuant to the Offer and not properly withdrawn, and, to the extent permitted by the Merger Agreement, may amend or terminate the

Offer if (a) there shall not have been validly tendered and not properly withdrawn on or prior to the Expiration Date that number of Shares which, taken together with the number of Shares, if any, beneficially owned by ON and its direct and indirect wholly-owned subsidiaries, constitutes at least a majority of the then outstanding Shares after taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all Company Options, warrants, convertible or exchangeable securities and similar rights of the Company and the issuance of all Shares that the Company is obligated to issue thereunder (but excluding any Shares underlying Company Options that are not vested and exercisable and will not become vested and exercisable on or before June 15, 2010) (the “Minimum Condition”); (b) any applicable, agreed upon waiting periods (and any extensions thereof) applicable to the Offer or the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable, agreed upon antitrust, competition or merger control laws, shall not have expired or shall not have been earlier terminated; (c) any Burdensome Condition shall have been imposed in connection with obtaining any approvals or terminations described in clause (b) of this paragraph; (d) Section 6 of any of the Tender Agreements relating to no transfer requests shall have been breached or repudiated by the Company (without the consent of ON and Purchaser); or (e) any of the following events or conditions shall occur and be continuing at the scheduled Expiration Date:

(i) there shall have been instituted and be pending any Legal Proceeding by any Governmental Body of competent jurisdiction (A) that seeks to impose a Burdensome Condition; or (B) that seeks to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger;

(ii) there shall have been (A) any judgment, order or injunction entered or issued by any Governmental Body of competent jurisdiction or (B) any applicable Legal Requirement promulgated, enacted, entered, enforced, issued or amended by any Governmental Body of competent jurisdiction that would result in any of the consequences referred to in clauses (A) or (B) of clause (i) above;

(iii) (A) the Company shall not have performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply shall not have been cured prior to the Expiration Date, (B) the representations and warranties of the Company contained in Section 3 of the Merger Agreement (other than Sections 3.2 and 3.3) shall not be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (C) the representations and warranties of the Company contained in Sections 3.2 and 3.3 of the Merger Agreement shall not be true and correct (taking into account and giving effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the Expiration Date (other than such representations and warranties made as of specified date, in which case as of such specified date), other than immaterial misstatements or omissions;

(iv) the Merger Agreement shall have been terminated in accordance with its terms;

(v) Purchaser and the Company shall have reached mutual agreement to postpone the acceptance for payment of Shares under the Merger Agreement; or

(vi) the Company shall not have furnished ON with a certificate dated as of the date of determination signed on its behalf by both its Chief Executive Officer and Chief Financial Officer to the effect that the conditions set forth in paragraph (e)(iii) above shall not have occurred and continue to exist.

We have determined and agreed with the Company that neither the HSR Act, nor the antitrust, competition or merger control laws of other jurisdictions, will apply to the acquisition of Shares in the Offer or the Merger.

For purposes of the Merger Agreement, an event, violation, inaccuracy, circumstance or development will be deemed to have a “Material Adverse Effect” on the Company and its subsidiaries if such event, violation, inaccuracy, circumstance or development, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company and its subsidiaries taken as a whole, or (ii) the ability of the Company to consummate the Merger, in each case, with respect to clause (i) above, except to the extent that such event, violation, inaccuracy, circumstance or development results, alone or in combination, from the following, none of which shall be taken into account in determining whether any such material adverse effect has occurred, with respect to clause (i) above, or would reasonably be expected to occur: (A) general economic, market or political conditions, or acts of war, terrorism or sabotage, natural disasters, acts of God or comparable events, in each case except to the extent that the same disproportionately affect the Company and its subsidiaries as compared to other similarly situated companies; (B) conditions affecting the industries or industry sectors in which the Company and its subsidiaries operate, except to the extent that the same disproportionately affect the Company and its subsidiaries as compared to other companies in the industries or industry sectors in which the Company and its subsidiaries operate; (C) changes or events arising out of the announcement, pendency or consummation of the Offer or the Merger; (D) changes in the market price or trading volume of the Shares (provided that the underlying causes of such changes shall not be excluded pursuant to this clause (D)); (E) changes in applicable law or GAAP, except to the extent that the same disproportionately affect any of the Company and its subsidiaries as compared to other companies affected by the change in Legal Requirements or GAAP; (F) any failure of the Company to meet internal projections or analysts’ expectations for any period ending after the date of the Merger Agreement (provided that the underlying causes of such failure shall not be excluded pursuant to this clause (F)); (G) any actions taken (or omitted to be taken) at the request of ON; or (H) any actions taken by the Company and its subsidiaries that are required pursuant to this Agreement.

Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of ON and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by ON or Purchaser, in whole or in part, at any time, at the sole discretion of ON or Purchaser. Subject to the applicable rules and regulations of the SEC, the failure by ON or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as provided below, we are not aware of any pending legal proceeding relating to the Offer.

On December 1, 2009, a purported class action lawsuit was filed in the County Court of Santa Clara County, California against the Company and its directors, and ON and Purchaser. The lawsuit, captioned Robert Varrenti, et al. v. Robert Dickinson, Edward Ross, John Sprague, David Wittrock, David Sear, Jon Castor, John Fichthorn, J. Michael Gullard, Kenneth Potashner, the Company, ON and Purchaser (No. 109CV159469), alleges generally that the proposed Merger is the product of a breach of fiduciary duties by the Company’s Board of Directors by failing to disclose all material information concerning the proposed Merger and that ON and Purchaser assisted in that breach.

On December 21, 2009, a second purported class action lawsuit was filed in the Court of Chancery in the State of Delaware against the Company and its directors, and ON and Purchaser. The lawsuit, captioned Annamarie Medeiros et al. v. the Company, Jon S. Castor, Robert V. Dickinson, Edward C. Ross, John Fichthorn, J. Michael Gullard, Kenneth Potashner, David L. Wittrock, Purchaser and ON (No. 5159), alleges generally that the Company’s directors breached their fiduciary duties to the Company’s stockholders by failing to maximize value to the Company’s stockholders and by discouraging and/or inhibiting alternative offers to purchase the Company and that ON and Purchaser assisted in that breach.

The key facts alleged in the complaints that are claimed to provide a basis for relief include, among other things:

•	the Company’s directors failed to take steps to maximize the value of the Company to its public stockholders, and took steps to avoid competitive bidding and to cap the price of the Shares;

•	the inadequacy of the premium that the Company’s stockholders will receive for their Shares;

•

the Company’s agreement to terms, including an alleged “no solicitation” provision and notice requirements with respect to proposals and offers, ON’s ability to “counter any Superior Proposal,” the inclusion of the “Top-Up Option”, and a termination fee;

•	the possession by ON of “sensitive non-public information” concerning the Company’s operations; and

•	ON “knowingly assisted” the individual defendants’ breaches of their fiduciary duties.

Neither the Company and the director defendants nor ON and the Purchaser have filed an answer to the above-referenced lawsuits. ON denies the allegations made in the lawsuits and intends to vigorously defend against them.

Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or ON as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance.

United States. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting periods have been observed and terminated. We have determined and agreed with the Company that these HSR Act requirements do not apply to the acquisition of Shares in the Offer and the Merger.

Foreign Regulatory Authorities. We have similarly determined and agreed with the Company that the acquisition of Shares is not subject to review by any applicable foreign regulatory authority.

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Pursuant to the Company’s certificate of incorporation, the Company has opted out of Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to ON or Purchaser or with respect to or as a result of the Offer, the Merger, or the transactions contemplated by the Merger Agreement.

A number of states throughout the United States have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

The Company, directly or indirectly through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

17. Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Per Share Amount or the Merger Consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Per Share Amount therefor.

18. Fees and Expenses.

ON has retained Georgeson to be the Information Agent and ComputerShare, Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither ON nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of ON or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

ON and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning the Company” above.

PAC-10 Acquisition Corporation

December 28, 2009

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND ON

1. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of PAC-10 Acquisition Corporation are set forth below. The business address and phone number of each such director and executive officer is c/o ON Semiconductor Corporation, 5005 E. McDowell Road, Phoenix, AZ 85008, (602) 244-6600. With the exception of Donald A. Colvin, who is a British citizen, all directors and executive officers listed below are citizens of the United States.

Name	Position
Keith D. Jackson	Director; President and Chief Executive Officer
Donald A. Colvin	Director; Chief Financial Officer and Treasurer
George H. Cave	Secretary

2. DIRECTORS AND EXECUTIVE OFFICERS OF ON

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of ON are set forth below. The business address and phone number of each such director and executive officer is ON Semiconductor Corporation, 5005 E. McDowell Road, Phoenix, AZ 85008, (602) 244-6600. With the exception of Donald A. Colvin, who is a British citizen, all directors and executive officers listed below are citizens of the United States.

Name	Position
J. Daniel McCranie	Director, Chairman of the Board
Francis P. Barton	Director
Curtis J. Crawford, Ph.D.	Director
Emmanuel T. Hernandez	Director
Phillip D. Hester	Director
Daryl Ostrander	Director
Robert H. Smith	Director
Keith D. Jackson	Director; President and Chief Executive Officer
Donald A. Colvin	Executive Vice President, Chief Financial Officer and Treasurer
Robert C. Mahoney	Executive Vice President, Sales and Marketing
W. John Nelson, Ph.D.	Executive Vice President and Chief Operating Officer
George H. Cave	Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Secretary
William M. Hall	Senior Vice President and General Manager, Standard Products Group
Robert A. Klosterboer	Senior Vice President and General Manager, Digital and Mixed-Signal Products Group
William A. Schromm	Senior Vice President and General Manager, Computing and Consumer Products Group
Michael A. Williams	Senior Vice President and General Manager, Automotive and Power Regulation Group

J. Daniel McCranie. Mr. McCranie has served as the Chairman of the Board of Directors of ON Semiconductor since August 2002 and as a Director since November 2001. Since October 2008, Mr. McCranie has served as Executive Chairman of Virage Logic, a provider of application optimized semiconductor intellectual property platforms. Previously, Mr. McCranie served as President and Chief Executive Officer of

Virage Logic from January 2007 to October 2008, Executive Chairman of Virage Logic from March 2006 to January 2007, and Chairman of the Board of Directors of Virage Logic from August 2003 to March 2006. Prior to joining Virage Logic, from 1993 until his retirement in 2001, Mr. McCranie was employed in various positions with Cypress Semiconductor, a supplier of diversified, broadline semiconductor products, focusing on the communications industry, lastly as its Vice President, Marketing and Sales. From 1986 to 1993, Mr. McCranie was President, Chief Executive Officer and Chairman of SEEQ Technology, Inc., a manufacturer of semiconductor devices. In addition to Virage Logic, Mr. McCranie currently serves on the boards of directors of Cypress Semiconductor and Actel Corporation, a designer and provider of field programmable gate arrays and programmable system chips.

Francis P. Barton. Mr. Barton has served as a director of ON Semiconductor since February 2008. From September 2005, Mr. Barton served as the Chief Financial Officer of UTStarcom, Inc., where he had been instrumental in overseeing UTStarcom’s improvements to cost structure, balance sheet and cash-flow. He retired as Chief Financial Officer of UTStarcom in August 2008. Prior to joining UTStarcom in September 2005, Mr. Barton was the Chief Financial Officer of Atmel Corporation, where he was responsible for the semiconductor company’s finance and administration. Mr. Barton was the Senior Vice President and Chief Financial Officer at AMD from 1998 to 200. From 1996 to 1998, he was Vice President and Chief Financial Officer at Amdahl Corporation. Mr. Barton worked at Digital Equipment Corporation in Maynard, Massachusetts, from 1974 to 1996 — beginning as a financial analyst and moving his way up through various financial roles to Vice President and Chief Financial Officer of the company’s personal computer division. Mr. Barton served on the board of directors of UTStarcom, Inc. until August 2008 when he retired from the board.

Curtis J. Crawford, Ph.D. Dr. Crawford has served as a director of ON Semiconductor since September 1999. Dr. Crawford served as ON Semiconductor’s Chairman of the Board from September 1999 until his resignation from that position in April 2002. Dr. Crawford is Founder, President and Chief Executive Officer of XCEO, Inc., a consulting firm specializing in leadership and corporate governance that provides mentoring and support for executives. Prior to founding XCEO, Inc., he was the President and Chief Executive Officer of Onix Microsystems, Inc., a developer and manufacturer of optically transparent switches for communication networks, from February 2002 to April 2003. From 1999 to March 2001, he was Chairman, and from 1998 to March 2001, he was President and Chief Executive Officer of Zilog, Inc., a semiconductor design, manufacturing and marketing company. From 1997 to 1998, Dr. Crawford was Group President of the Microelectronics Group and President of the Intellectual Property division of Lucent Technologies. From 1995 to 1997, he was President of the Microelectronics Group. From 1993 to 1995, Dr. Crawford was President of AT&T Microelectronics, a business unit of AT&T Corporation. From 1991 to 1993, he held the position of Vice President and Co-Chief Executive Officer of AT&T Microelectronics. From 1988 to 1991, he held the position of Vice President, Sales, Service and Support for AT&T Computer Systems. Prior to 1988, he served in various sales, marketing and executive management positions at various divisions of IBM. Dr. Crawford currently serves as a member of the board of trustees of DePaul University and as a member of the boards of directors of ITT Industries, Inc., and E.I. du Pont de Nemours. Dr. Crawford is the author of two books on leadership and corporate governance.

Emmanuel T. Hernandez. Mr. Hernandez has served as a director of ON Semiconductor since November 2002. From April 2005 to November 2008, Mr. Hernandez served as the Chief Financial Officer of SunPower. He retired as Chief Financial Officer of SunPower in November 2008, but continued in a transition role at SunPower until January 2009. Prior to April 2005, Mr. Hernandez served for more than 11 years as the Executive Vice President of Finance and Administration and Chief Financial Officer for Cypress Semiconductor, having joined that company in 1993 as its Corporate Controller. Prior to that, Mr. Hernandez held various financial positions with National Semiconductor Corporation from 1976 through 1993. Mr. Hernandez currently serves on the board of directors of Aruba Networks and MEMC Electronic Materials, Inc.

Phillip D. Hester. Mr. Hester has served as a director of ON Semiconductor since August 2006. In December 2009, Mr. Hester was appointed as the Senior Vice President of Research and Development at

National Instruments Corporation. From April 2008 to December 2009, Mr. Hester was an independent technology consultant. From 2005 to April 2008, he served as the Chief Technology Officer at AMD. Since approximately mid-2006 to April 2008, Mr. Hester had also been a Senior Vice President of AMD. From September 2005 to approximately mid-2006, Mr. Hester was a Vice President of AMD. In his positions with AMD, Mr. Hester was responsible for, among other things, setting the architectural and product strategies and plans for AMD’s microprocessor business. He also chaired the AMD Technology Council. Mr. Hester was a co-founder of Newisys, which is now a Sanmina-SCI company. From July 2000 to September 2005, Mr. Hester was the Chief Executive Officer of Newisys. Prior to July 2000, Mr. Hester spent 23 years at IBM serving in a variety of key leadership and executive technical roles. While at IBM, Mr. Hester led a number of system technology development efforts, including the RS/6000, and served as one of 15 members of the IBM Corporate Technology Council. Mr. Hester has over 30 years of system design and enterprise computing experience.

Daryl Ostrander. Mr. Ostrander has served as a director of ON Semiconductor since February 2009. Mr. Ostrander has 35 years of experience in the semiconductor industry with expertise in semiconductor manufacturing. From 1981 to 2008, Mr. Ostrander was the Senior Vice President, Manufacturing and Technology for Advanced Micro Devices, Inc. (“AMD”), a global provider of microprocessor solutions for the computing, communications and consumer electronic markets. Since 2008 Mr. Ostrander has operated his own enterprise, Ostrander Holdings, LLC, which is a graphic design and printing business.

Robert H. Smith. Mr. Smith has served as a director of ON Semiconductor since February 2005. Mr. Smith is a retired officer and director of Novellus Systems Inc., where he served as Executive Vice President, Finance and Administration, and Chief Financial Officer. Mr. Smith also served on the board of directors of Novellus until his retirement in 2002. In 1994, prior to joining Novellus, Mr. Smith was the Chairman of the board of directors for Micro Component Technology Inc., a semiconductor test-equipment manufacturer. From 1986 through 1990, Mr. Smith served as the President of Maxwell Graphics Inc. From 1982 through 1986, Mr. Smith was the Chief Financial Officer for Maxwell Communications of North America Corp. and R.R. Donnelley and Sons. He had previously held executive positions with Honeywell, Inc., Memorex Corporation and Control Data Corporation. Mr. Smith currently serves on the boards of directors of Cirrus Logic, Inc., PLX Technology, Inc., Virage Logic and Epicor Software Corporation.

Keith D. Jackson. Mr. Jackson was elected as a Director and appointed as President and Chief Executive Officer of ON Semiconductor in November 2002. Mr. Jackson has over 30 years of semiconductor industry experience. Before joining ON Semiconductor, he was with Fairchild Semiconductor Corporation, serving as Executive Vice President and General Manager, Analog, Mixed Signal, and Configurable Products Groups beginning in 1998, and, more recently, was head of its Integrated Circuits Group. From 1996 to 1998, he served as President and a member of the board of directors of Tritech Microelectronics in Singapore, a manufacturer of analog and mixed signal products. From 1986 to 1996, Mr. Jackson worked for National Semiconductor Corporation, most recently as Vice President and General Manager of the Analog and Mixed Signal division. He also held various positions at Texas Instruments Incorporated, including engineering and management positions, from 1973 to 1986. Mr. Jackson currently serves on the board of directors of the Semiconductor Industry Association.

Donald A. Colvin. Mr. Colvin joined ON Semiconductor as the Senior Financial Director in March 2003. Effective April 2, 2003, he became the Senior Vice President, Chief Financial Officer and Treasurer. In May 2006, he became an Executive Vice President. Prior to joining ON Semiconductor, Mr. Colvin served at Atmel Corporation, a manufacturer of advanced semiconductors, where he served as Vice President Finance and Chief Financial Officer, beginning in 1998. Mr. Colvin served as Chief Financial Officer of a subsidiary of Atmel from 1995 to 1998. From 1985 to 1995, he held various positions with European Silicon Structures, most recently as Chief Financial Officer. He held various financial positions with Motorola Semiconductors Europe from 1977 to 1985. Mr. Colvin holds a B.A. in Economics and an M.B.A. from the University of Strathclyde, Scotland. From May 2007 to the present, Mr. Colvin has served as a member of the board of directors of Applied Micro Circuits Corporation.

Robert C. Mahoney. Mr. Mahoney joined ON Semiconductor in November 2002 and has served in various positions, most recently in June 2006, he was appointed as Executive Vice President for Global Sales and Marketing for ON Semiconductor and SCI LLC. Mr. Mahoney has over 20 years of semiconductor industry experience in sales and sales management. From May 2006 through June 2006, Mr. Mahoney served as the interim Senior Vice President of Marketing and Sales for ON Semiconductor. Prior to that, he served from August 2004 through April 2006 as the Vice President of North America Sales, Computing Segment Sales and Sales Operations, and from November 2002 through August 2004 as ON Semiconductor’s Vice President of Global Distribution and Electronic Manufacturing Services Industry. Before joining ON Semiconductor, he was Vice President of World Wide Sales at Xicor Semiconductor from October 2001 until November 2002 and Vice President of Strategic Accounts at Altera Corporation from May 2000 until October 2001. During his career, he has also held sales management roles at Analog Devices, Inc. and National Semiconductor Corp.

W. John Nelson, Ph.D. Dr. Nelson joined ON Semiconductor in May 2007 and serves as Executive Vice President and Chief Operating Officer of ON Semiconductor and SCI LLC. Dr. Nelson has more than 25 years of experience in the semiconductor industry. Prior to joining ON Semiconductor, Dr. Nelson was Chief Executive Officer of 1st Silicon, where he was responsible for day-to-day operations including, worldwide manufacturing, sales, marketing and product development. From 1990 to 2002, Dr. Nelson served in several executive positions with General Instrument/General Semiconductor, including Chief Operations Officer and President of ON Semiconductor’s Asia-Pacific operation. Dr. Nelson’s industry experience also includes key positions at General Instrument, Unitrode, Fairchild Semiconductor and Analog Devices. Dr. Nelson earned both a Bachelor of Science degree with honors and a PhD in physics from the University of Ulster, Northern Ireland.

George H. Cave. Mr. Cave has served as General Counsel and Assistant Secretary for ON Semiconductor and SCI LLC since August 1999. He was subsequently elected Secretary in March 2000 and Vice President in May 2000. In May 2003, Mr. Cave became a Senior Vice President, and in August 2004, he was named Chief Compliance & Ethics Officer. Before his tenure with ON Semiconductor and SCI LLC, he served for two years as the Regulatory Affairs Director for Motorola’s Semiconductor Components Group in Geneva, Switzerland. Prior to that position, Mr. Cave was Senior Counsel in the Corporate Law Department of Motorola in Phoenix, Arizona for five years.

William M. Hall. Mr. Hall joined ON Semiconductor and SCI LLC in May 2006, as Senior Vice President and General Manager, Standard Products Group. During his career, Mr. Hall has held various marketing and product line management positions. Before joining ON Semiconductor, he served as Vice President and General Manager of the Standard Products Group at Fairchild Semiconductor Corp. Between March 1997 and May 2006, he served at different times as Vice President of Business Development Analog Products Group, Standard Products Group, Interface and Logic Group as well as serving as Vice President of Corporate Marketing at Fairchild. He has also held management positions with National Semiconductor Corp. and was a RADAR design engineer with RCA.

Robert A. Klosterboer. Mr. Klosterboer joined ON Semiconductor in March 2008 as Senior Vice President and General Manager, Digital and Mixed-Signal Products Group of ON Semiconductor and SCI LLC. He has more than two decades of experience in the electronics industry. During his career, Mr. Klosterboer has held various engineering, marketing and product line management positions and responsibilities. Prior to joining ON Semiconductor in 2008, Mr. Klosterboer was Senior Vice President, Automotive & Industrial Group for AMI Semiconductor, Inc. Mr. Klosterboer joined AMIS in 1982 as a test engineer and during his tenure there he also was a design engineer, a field applications engineer, a design section manager, a program development manager, and a product marketing manager. Mr. Klosterboer holds a bachelor’s degree in electrical engineering technology from Montana State University.

William A. Schromm. Mr. Schromm has been with ON Semiconductor since August 1999 and as of May 2006, serves as Senior Vice President and General Manager, Computing Products Group for ON Semiconductor and SCI LLC. In March 2007, he was given responsibility for the Digital and Consumer Products Group as well.

Mr. Schromm has over 28 years of semiconductor industry experience. During his tenure with ON Semiconductor he has held various positions. From December 2005 through May 2006, he served as the Vice President and General Manager of the High Performance Analog Division and also led the Analog Products Group beginning in December 2005 until May 2006. Beginning in January 2003 he served as Vice President of the Clock and Data Management business and continued in that role with additional product responsibilities when this business became the High Performance Analog Division in August 2004. Prior to that, he served as the Vice President of Tactical Marketing from July 2001 through December 2002, after leading ON Semiconductor’s Standard Logic Division since August 1999.

Michael A. Williams. Mr. Williams has been with ON Semiconductor since August 1999 and has served in various capacities and effective as of May 2006, as Senior Vice President and General Manager of the Automotive and Power Regulation Group of ON Semiconductor and SCI LLC. Mr. Williams has over 20 years of semiconductor industry experience. Prior to his present position, within the Analog Products Group of ON Semiconductor, he served as Vice President from February 2005 until May 2006, Director from 2002 through 2004, Product Manager from 2000 through 2002 and Technology Introduction Manager before 2000.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission: (For Eligible Institutions Only) (617) 360-6810 To Confirm Facsimile Transmissions: (781) 575-2332 (For Confirmation Only)	If delivering by courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

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